     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2000



                                                       REGISTRATION NO. 333-


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                    FORM S-6


                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                    TRUSTS REGISTERED ON FORM N-8B-2    /X/
                            ------------------------

                        EQUITRUST LIFE VARIABLE ACCOUNT
                           (Exact Name of Registrant)

                        EQUITRUST LIFE INSURANCE COMPANY
                              (Name of Depositor)
                            ------------------------

                             5400 UNIVERSITY AVENUE
                          WEST DES MOINES, IOWA 50266
                    (Address of Principal Executive Office)

                           STEPHEN M. MORAIN, ESQUIRE
                             5400 UNIVERSITY AVENUE
                          WEST DES MOINES, IOWA 50266
               (Name and Address of Agent for Service of Process)
                            ------------------------

                                    COPY TO:

                            STEPHEN E. ROTH, ESQUIRE
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2415

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.



    TITLE OF SECURITIES BEING REGISTERED: FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICIES


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        EQUITRUST LIFE VARIABLE ACCOUNT


         FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY

    ------------------------------------------------------------------------

                                   PROSPECTUS


                                  May 1, 2000



Equitrust Life Insurance Company is offering a flexible premium last survivor variable life insurance policy (the "Policy") described in this prospectus. Equitrust ("we," "us" or "our") designed the Policy: (1) to provide lifetime insurance protection to age 115; and (2) to permit the purchaser of a Policy ("you," or "your") to vary premium payments and adjust the death proceeds payable under the Policy.



Under the Policy, we will pay:



    -  death proceeds upon the last death of the Joint Insureds, and



    - a net surrender value or net accumulated value upon complete surrender or partial withdrawal of the Policy.



You may allocate net premiums under a Policy to one or more of the subaccounts of Equitrust Life Variable Account (the "Variable Account"). Death proceeds may, and accumulated value will, vary with the investment experience of the Variable Account. Each subaccount invests exclusively in shares of the investment options listed below. Current prospectuses that describe the investment objectives and risks of each Investment Option must accompany or precede this prospectus.


EquiTrust Variable Insurance               T. Rowe Price Equity Series, Inc.:
  Series Fund:                               Equity Income Portfolio
  Value Growth Portfolio                     Mid-Cap Growth Portfolio
  High Grade Bond Portfolio                  New America Growth Portfolio
  High Yield Bond Portfolio                  Personal Strategy Balanced Portfolio
  Money Market Portfolio                     T. Rowe Price International
  Blue Chip Portfolio                        Series, Inc.:
                                             International Stock Portfolio
                         Dreyfus Variable Investment Fund:
                           Capital Appreciation Portfolio
                            Disciplined Stock Portfolio
                             Growth & Income Portfolio
                           International Equity Portfolio
                                Small Cap Portfolio

You may also allocate net premiums to the Declared Interest Option, which is supported by our General Account. We credit amounts allocated to the Declared Interest Option with at least a 4% annual interest rate.


Please note that the Policies and Investment Options are not bank deposits, are not federally insured, are not guaranteed to achieve their goals and are subject to risks, including loss of the amount invested.


Please carefully consider replacing any existing insurance with the policy. EquiTrust does not claim that investing in the policy is similar or comparable to investing in a mutual fund.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES
        OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   Please read this prospectus carefully and retain it for future reference.

                                   Issued By:
                        EquiTrust Life Insurance Company
                             5400 University Avenue
                          West Des Moines, Iowa 50266

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                PAGE
                                                              --------
DEFINITIONS.................................................      3
SUMMARY OF THE POLICY.......................................      5
EQUITRUST LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT...      9
      EquiTrust Life Insurance Company......................      9
      The Variable Account..................................      9
      Investment Options....................................     10
      Addition, Deletion or Substitution of Investments.....     13
THE POLICY..................................................     14
      Purchasing the Policy.................................     14
      Premiums..............................................     14
      Examination of Policy (Cancellation Privilege)........     16
      Policy Lapse and Reinstatement........................     16
      Special Transfer Privilege............................     17
POLICY BENEFITS.............................................     17
      Accumulated Value Benefits............................     17
      Transfers.............................................     20
      Loan Benefits.........................................     20
      Death Proceeds........................................     22
      Benefits at Maturity..................................     24
      Payment Options.......................................     25
CHARGES AND DEDUCTIONS......................................     26
      Premium Expense Charge................................     26
      Monthly Deduction.....................................     27
      Transfer Charge.......................................     29
      Partial Withdrawal Fee................................     29
      Surrender Charge......................................     29
      Variable Account Charges..............................     29
THE DECLARED INTEREST OPTION................................     30
      General Description...................................     30
      Declared Interest Option Accumulated Value............     30
      Transfers, Partial Withdrawals, Surrenders and Policy
       Loans................................................     31
GENERAL PROVISIONS..........................................     31
      The Contract..........................................     31
      Incontestability......................................     31
      Change of Provisions..................................     31
      Misstatement of Age or Sex............................     32
      Suicide Exclusion.....................................     32
      Annual Report.........................................     32
      Non-Participation.....................................     32
      Ownership of Assets...................................     32
      Written Notice........................................     32
      Postponement of Payments..............................     32
      Continuance of Insurance..............................     33
      Ownership.............................................     33
      The Beneficiary.......................................     33
      Changing the Policyowner or Beneficiary...............     34
      Additional Insurance Benefits.........................     34
      Policy Split Option...................................     34

                                                                PAGE
                                                              --------
DISTRIBUTION OF THE POLICIES................................     35
FEDERAL TAX MATTERS.........................................     35
      Introduction..........................................     35
      Tax Status of the Policy..............................     35
      Tax Treatment of Policy Benefits......................     36
      Possible Tax Law Changes..............................     37
      Taxation of the Company...............................     38
      Employment-Related Benefit Plans......................     38
ADDITIONAL INFORMATION......................................     38
FINANCIAL STATEMENTS........................................     42
                                                              Appendix
ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATED VALUES......    A
                                                              Appendix
DEATH BENEFIT OPTIONS.......................................    B
                                                              Appendix
MAXIMUM SURRENDER CHARGES...................................    C


                   The Policy is not available in all States.

This prospectus constitutes an offering only in those jurisdictions where such offering may lawfully be made.

EquiTrust has not authorized any dealer, salesman or other person to give any information or make any representations in connection with this offering other than those contained in this prospectus. Do not rely on any such other information or representations.

--------------------------------------------------------------------------------

DEFINITIONS
--------------------------------------------------------------------------------


ACCUMULATED VALUE: The total amount invested under the Policy. It is the sum of the values of the Policy in each subaccount of the Variable Account, the value of the Policy in the Declared Interest Option and any outstanding Policy Debt.


BENEFICIARY: The person or entity the Policyowner named in the application, or by later designation, to receive the death proceeds upon the Insured's death.


BUSINESS DAY: Each day that the New York Stock Exchange is open for trading, except the day after Thanksgiving, the Tuesday after Christmas (in 2000) and any day on which the Home Office is closed because of a weather-related or comparable type of emergency and is unable to segregate orders and redemption requests received on that day.


COMPANY, WE, US, OUR: EquiTrust Life Insurance Company.

DECLARED INTEREST OPTION: A part of the Company's General Account. Policyowners may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. The Company credits Accumulated Value in the Declared Interest Option with interest at an annual rate guaranteed to be at least 4%.

DELIVERY DATE: The date when the Company issues the Policy and mails it to the Policyowner.


DUE PROOF OF DEATH: Proof of death that is satisfactory to the Company. Such proof may consist of the following:


    (a) A certified copy of the death certificate;

    (b) A certified copy of a court decree reciting a finding of death; or


    (c) Any other proof satisfactory to the Company.


FUND: An open-end, diversified management investment company in which the Variable Account invests.

GENERAL ACCOUNT: The assets of the Company other than those allocated to the Variable Account or any other separate account.


GRACE PERIOD: The 61-day period beginning on the date we send notice to the Policyowner that Net Accumulated Value or Net Surrender Value is insufficient to cover the monthly deduction.



HOME OFFICE: The Company's principal offices at 5400 University Avenue, West Des Moines, Iowa 50266.


INVESTMENT OPTION: A separate investment portfolio of a Fund.


JOINT EQUAL AGE: The age on which premium and Accumulated Value are based. It is an actuarial equivalent and is determined by the age and sex of the Joint Insureds. The current Joint Equal Age on any Policy Anniversary will equal the Joint Equal Age on the Policy Date plus the number of years since the Policy Date.



JOINT EQUAL ATTAINED AGE: The Joint Equal Age at the Policy Date plus the number of Policy Years since the Policy Date.



JOINT INSUREDS: The persons upon whose lives the Company issues a Policy.



MATURITY DATE: The Joint Equal Attained Age 115. It is the date when the Policy terminates and the Policy's Accumulated Value less Policy Debt becomes payable to the Policyowner or the Policyowner's estate.


MONTHLY DEDUCTION DAY: The same date in each month as the Policy Date. The Company makes the monthly deduction on the Business Day coinciding with or immediately following the Monthly Deduction Day. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")

NET ACCUMULATED VALUE: The Accumulated Value of the Policy reduced by any outstanding Policy Debt and increased by any unearned loan interest.

NET ASSET VALUE: The total current value of each Subaccount's securities, cash, receivables and other assets less liabilities.

NET PREMIUM: The amount of premium remaining after we deduct the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"). The Company will allocate this amount, according to the Policyowner's instructions, among the Subaccounts of the Variable Account and the Declared Interest Option.

NET SURRENDER VALUE: The Surrender Value minus any Policy Debt plus any unearned loan interest.

PARTIAL WITHDRAWAL FEE: A fee we assess at the time of any partial withdrawal equal to the lesser of $25 or 2% at the amount withdrawn.


POLICY: The flexible premium last survivor variable life insurance policy we offer and describe in this prospectus, which term includes the Policy described in this prospectus, the Policy application, any supplemental applications and any endorsements or additional benefit riders or agreements.


POLICY ANNIVERSARY: The same date in each year as the Policy Date.

POLICY DATE: The date set forth on the Policy data page which we use to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy. (See "THE POLICY--Purchasing the Policy.")

POLICY DEBT: The sum of all outstanding Policy Loans and any due and unpaid Policy Loan interest.

POLICY LOAN: An amount the Policyowner borrows from the Company using the Policy as the sole security. Interest on Policy Loans is payable in advance (for the remainder of the Policy Year) upon taking a Policy Loan and upon each Policy Anniversary thereafter (for the following Policy Year) until the Policy Loan is repaid.

POLICY MONTH: A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.


POLICYOWNER, YOU, YOUR: The person who owns a Policy. The Policyowner is named in the application.


POLICY YEAR: A twelve-month period that starts on the Policy Date or on a Policy Anniversary.

SPECIFIED AMOUNT: The minimum death benefit payable under a Policy so long as the Policy remains in force. The Specified Amount as of the Policy Date is set forth on the data page in each Policy.

SUBACCOUNT: A subdivision of the Variable Account which invests exclusively in shares of a designated Investment Option of a Fund.

SURRENDER CHARGE: A charge we assess at the time of any surrender during the first ten Policy Years and for ten years following an increase in Specified Amount.

SURRENDER VALUE: The Accumulated Value minus the Surrender Charge.


TARGET PREMIUM: A premium amount specified by the Company. We use this amount to calculate the premium expense charge during periods when we declare a premium expense charge less than the 7% guaranteed premium expense charge. We may declare a lower percentage of premium expense charge on premiums paid in excess of the Target Premium during a Policy Year. We also use Target Premium to calculate registered representatives' compensation. Your Target Premium is influenced by your guaranteed mortality basis and a 4% net return to carry your Policy to the later of age 80 or 15 years.


UNIT VALUE: The value determined by dividing each Subaccount's Net Asset Value by the number of units outstanding at the time of calculation.

VALUATION PERIOD: The period between the close of business (3:00 p.m. central time) on a Business Day and the close of business on the next Business Day.

VARIABLE ACCOUNT: EquiTrust Life Variable Account, a separate investment account the Company established to receive and invest the Net Premiums paid under the Policies.

--------------------------------------------------------------------------------

SUMMARY OF THE POLICY
--------------------------------------------------------------------------------

    The following is a summary of the Policy's features. Please read the entire Prospectus and the Policy for more detailed information. Unless otherwise indicated, the description of the Policy contained in this Prospectus assumes that the Policy is in force and that there is no outstanding Policy Debt.

THE POLICY


    - The Policy is a flexible premium last survivor variable life insurance policy providing for:



         - death proceeds payable to the Beneficiary upon the last death of the Joint Insureds,


         -   the accumulation of Accumulated Value,

         -   withdrawal and surrender options, and

         -   loan privileges.


    - We normally issue a Policy for a minimum Specified Amount of $100,000, but we may issue Policies for lower Specified Amounts.


    - You have flexibility in determining the frequency and amount of premiums. (See "THE POLICY--Premiums.")

    - We do not guarantee the amount and/or duration of the life insurance coverage.

    - Accumulated Value may increase or decrease, depending upon the investment experience of the assets supporting the Policy. You bear the investment risk of any depreciation of, and reap the benefit of any appreciation in, the value of the underlying assets.


    - If either Joint Insured is alive and the Policy is in force on the Maturity Date, we will pay you the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt.



    - CANCELLATION PRIVILEGE. You may examine and cancel the Policy by returning it to us before midnight of the 20th day after you receive it. We will refund you the greater of:


         -   premiums paid, or

         - the Accumulated Value on the Business Day we receive the Policy plus any charges we deducted. (See "THE POLICY--Examination of Policy (Cancellation Privilege).")

THE VARIABLE ACCOUNT

    - The Variable Account has 15 Subaccounts, each of which invests exclusively in one of the following Investment Options offered by the
        Funds:


        -  Value Growth Portfolio                             -  Personal Strategy Balanced Portfolio

        -  High Grade Bond Portfolio                          -  International Stock Portfolio

        -  High Yield Bond Portfolio                          -  Capital Appreciation Portfolio

        -  Money Market Portfolio                             -  Disciplined Stock Portfolio

        -  Blue Chip Portfolio                                -  International Equity Portfolio

        -  Equity Income Portfolio                            -  Index 500 Portfolio

        -  Mid-Cap Growth Portfolio                           -  Growth & Income Portfolio

        -  New America Growth Portfolio


    - You may instruct us to allocate Net Premiums and transfer Accumulated Value to any of the Subaccounts.

    -   We will allocate your initial premium to the Declared Interest Option.

    - We will automatically allocate, without charge, your Accumulated Value in the Declared Interest Option according to your allocation instructions upon the earlier of:

         (1) the date we receive a signed notice that you have received the Policy, or

         (2)  25 days after the Delivery Date.

    - If we receive Net Premiums before (1) or (2) above, we will allocate those monies to the Declared Interest Option.

    - We will allocate Net Premiums received after (1) or (2) above according to your allocation instructions.

THE DECLARED INTEREST OPTION

    - You may allocate or transfer all or a portion of the Accumulated Value to the Declared Interest Option, which guarantees a specified minimum rate of return (at least 4% annually). (See "THE DECLARED INTEREST OPTION.")

PREMIUMS

    -   You choose when to pay and how much to pay.

    - You must pay an initial premium that (when reduced by the premium expense charge) is enough to pay the first monthly deduction.

    - We deduct a premium expense charge from each payment. (See "CHARGES and DEDUCTIONS--Premium Expense Charge.")

POLICY BENEFITS

ACCUMULATED VALUE BENEFITS (SEE "POLICY BENEFITS--ACCUMULATED VALUE BENEFITS.")

    - Your Policy provides for a Accumulated Value. A Policy's Accumulated Value varies to reflect

         -   the amount and frequency of premium payments,

         -   the investment experience of the Subaccounts,

         -   interest earned on Accumulated Value in the Declared Interest
             Option,

         -   Policy Loans,

         -   partial withdrawals and

         -   charges we assess under the Policy.


    -   You may fully surrender your Policy and receive the Net Surrender Value.


    - You may obtain a partial withdrawal of your Net Accumulated Value (minimum $500) at any time before the Maturity Date.

    - A partial withdrawal or surrender may have federal income tax consequences. (See "FEDERAL TAX MATTERS".)

TRANSFERS (SEE "POLICY BENEFITS--TRANSFERS.")

    - You may transfer amounts (minimum $100) among the Subaccounts an unlimited number of times in a Policy Year.

    - You may make one transfer per Policy Year between the Subaccounts and the Declared Interest Option.

    - The first transfer in a Policy Year is free. We may deduct a $25 charge from the amount transferred on subsequent transfers in that Policy Year.

    - We do not count certain transfers for purposes of the one free transfer limit. (See "THE POLICY--Special Transfer Privilege"; and "THE POLICY--Premiums--Allocating Net Premiums.")


LOANS (SEE POLICY BENEFITS--"LOAN BENEFITS.")


    - You may borrow up to 90% of the Policy's Net Surrender Value as of the date of the most recent loan.


    -   We charge you a maximum annual interest rate of 5.5%.


    - We secure your loan by segregating in the Declared Interest Option an amount equal to the Policy Loan. We credit this amount with an effective annual rate of interest equal to at least 4%.


    - Policy Loans may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

DEATH PROCEEDS (SEE "POLICY BENEFITS--DEATH PROCEEDS.")

    -   The Policy contains two death benefit options:


         - Option A--the death benefit is the greater of the sum of the Specified Amount and the Policy's Accumulated Value, or the Accumulated Value multiplied by the specified amount factor for the Joint Equal Attained Age, as set forth in the Policy.



         - Option B--the death benefit is the greater of the Specified Amount, or the Accumulated Value multiplied by the specified amount factor for the Joint Equal Attained Age, as set forth in the Policy.



    - Under either death benefit option, so long as the Policy remains in force, the death benefit will not be less than the Specified Amount of the Policy on the last death of the Joint Insureds.


    - To determine the death proceeds, we reduce the death benefit by any outstanding Policy Debt and increase the death benefit by any unearned loan interest and any premiums paid after the date of death. We may pay the proceeds in a lump sum or in accordance with a payment option.

    -   You may change the Specified Amount or the death benefit option.

CHARGES (SEE "CHARGES AND DEDUCTIONS")

PREMIUM EXPENSE CHARGE


    - We deduct a Premium Expense Charge equal to 7% of each premium up to the Target Premium and 2% of each premium in excess of the Target Premium. The remaining amount is the Net Premium.


ACCUMULATED VALUE CHARGES

    - Each month, we make a monthly deduction (that varies from month to month) equal to the sum of:


         -   a cost of insurance charge, plus



         -   the cost of any additional insurance benefits added by rider, plus



         -   a $10 policy expense charge, plus



         -   a monthly charge of $0.03 per $1,000 of Specified Amount.



    - During the first 12 Policy Months and during the 12 Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge of $0.10 per $1,000 of Specified Amount.



    - We apply a $10 first year monthly expense charge during the first 12 Policy Months.

    - Upon partial withdrawal of a Policy we assess a charge equal to the lesser of $25 or 2% of the amount withdrawn.


    - We apply a charge upon surrender during the first ten Policy Years, as well as during the first ten Policy Years following an increase in Specified Amount (see "APPENDIX C--Maximum Surrender Charges").


    - We may deduct a $25 charge from the amount transferred on the second and subsequent transfers in a Policy Year.

CHARGES AGAINST THE VARIABLE ACCOUNT

    - We deduct a daily mortality and expense risk charge from the average daily net assets of each Subaccount. The charge equals an effective annual rate of .90%.

    - We may assess a charge against the Variable Account for federal income taxes that may be attributable to the Variable Account.


    - Because the Variable Account purchases shares of the Investment Options, the value of the average net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The following table indicates the Investment Options' fees and expenses for 1999.




                                                                              ADVISORY         OTHER          TOTAL
INVESTMENT OPTION                                                               FEE          EXPENSES       EXPENSES
EquiTrust Variable Insurance Series Fund
  Value Growth                                                                  0.45%              %              %
  High Grade Bond                                                               0.30%              %              %
  High Yield Bond                                                               0.45%              %              %
  Money Market                                                                  0.25%              %              %
  Blue Chip                                                                     0.20%              %              %
T. Rowe Price Equity Series, Inc.
  Equity Income                                                                 0.85%          0.00%          0.85%(1)
  Mid-Cap Growth                                                                0.85%          0.00%          0.85%(1)
  New America Growth                                                            0.85%          0.00%          0.85%(1)
  Personal Strategy Balanced                                                    0.90%          0.00%          0.90%(1)
T. Rowe Price International Series, Inc.
  International Stock                                                           1.05%          0.00%          1.05%(1)
Dreyfus Variable Investment Fund
  Capital Appreciation Portfolio                                                0.75%              %              %
  Disciplined Stock Portfolio                                                   0.75%              %              %
  Growth & Income Portfolio                                                     0.75%              %              %
  International Equity Portfolio                                                0.75%              %              %
  Small Cap Portfolio                                                           0.75%              %              %


    (1) Total annual investment option expenses are an all-inclusive fee and pay for investment management services and other operating costs.


                      [Expense figures to be filed by amendment.]

OTHER POLICIES


    - We offer other variable life insurance policies (through this Variable Account and other variable accounts we establish) that invest in the same Investment Options of the Funds. These policies may have different charges that could affect Subaccount performance, and may offer different benefits more suitable to your needs. You may contact us to obtain more information about these policies.


TAX TREATMENT (SEE "FEDERAL TAX MATTERS")


    - We believe that it is reasonable to conclude that the Policy qualifies as a life insurance contract for federal income tax purposes.


    - If a Policy qualifies as a life insurance contract for federal income tax purposes, the Accumulated Value under a Policy should be subject to the same federal income tax treatment as accumulated value under a conventional fixed-benefit Policy--the Policyowner is not deemed to be in constructive receipt of Accumulated Values under a Policy until there is a distribution from the Policy.

    - Death proceeds payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally will not be taxed on these proceeds.


    - Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is treated as a MEC, then complete surrenders, partial withdrawals and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on complete surrenders, partial withdrawals and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.


--------------------------------------------------------------------------------

EQUITRUST LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT
--------------------------------------------------------------------------------

EQUITRUST LIFE INSURANCE COMPANY


    EquiTrust Life Insurance Company is a stock life insurance company which was incorporated in the State of Iowa on June 3, 1966. Our principal business is offering life insurance policies and annuity contracts. Our principal offices are at 5400 University Avenue, West Des Moines, Iowa 50266. We are admitted to do business in 41 states and the District of Columbia--Alabama, Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

--------------------------------------------------------------------------------

THE VARIABLE ACCOUNT

    We established the Variable Account as a separate account on January 6, 1998. The Variable Account receives and invests the Net Premiums under the Policy, and may receive and invest net premiums for any other variable life insurance policies we issue.

    The Variable Account's assets are our property, and they are available to cover our general liabilities only to the extent that the Variable Account's assets exceed its liabilities arising under the Policies and any other policies it supports. The portion of the Variable Account's assets attributable to the Policies generally are not chargeable with liabilities arising out of any other business that we may conduct. We may transfer to the General Account any Variable Account assets which are in excess of such reserves and other Policy liabilities.

    The Variable Account currently has 15 Subaccounts but may, in the future, include additional subaccounts. Each Subaccount invests exclusively in shares of a single corresponding Investment Option. Income and realized and unrealized gains or losses from the assets of each Subaccount are credited to or charged against, that Subaccount without regard to income, gains or losses from any other Subaccount.


    We registered the Variable Account as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940. The Variable Account meets the definition of a separate account under the federal securities laws. Registration with the Securities and Exchange Commission does not mean that the SEC supervises the management or investment practices or policies of the Variable Account or the Company. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

--------------------------------------------------------------------------------

INVESTMENT OPTIONS

    The Variable Account invests in shares of the Investment Options described below. Each of these Investment Options was formed as an investment vehicle for insurance company separate accounts. Each Investment Option has its own investment objectives and separately determines the income and losses for that Investment Option. While you may be invested in all Subaccounts, we only permit you to "actively participate" in a maximum of 10 Investment Options at any one time.


    The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment adviser, investment sub-adviser or manager may manage. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser, investment sub-adviser or manager.


    The paragraphs below summarize each Investment Option's investment objectives and policies. There is no assurance that any Investment Option will achieve its stated objectives. Please refer to the prospectus for each Investment Option for more detailed information, including a description of risks, for each Investment Option. The Investment Option prospectuses must accompany or precede this Prospectus and you should read them carefully and retain them for future reference.

EQUITRUST VARIABLE INSURANCE SERIES FUND. Equitrust Investment Management Services, Inc. is this Fund's investment adviser. The fund is comprised of six portfolios, the following five of which are available under the Policy:

PORTFOLIO                              INVESTMENT OBJECTIVE
Value Growth Portfolio                 -  This Portfolio seeks long-term capital appreciation.
                                          Portfolio pursues its objective by investing primarily in
                                          equity securities of companies that the investment
                                          adviser believes have a potential to earn a high return
                                          on equity, and/or in equity securities that the
                                          investment adviser believes are undervalued by the market
                                          place. Such equity securities may include common stock,
                                          preferred stock and securities convertible or
                                          exchangeable into common stock.
High Grade Bond Portfolio              -  This Portfolio seeks as high a level of current income as is consistent with a high grade portfolio of debt
                                          securities. Portfolio pursues this objective by investing
                                          primarily in debt securities rated AAA, AA or A by
                                          Standard & Poor's, and/or Aaa, Aa or A by Moody's
                                          Investors Service, Inc., and in securities issued or
                                          guaranteed by the United States government or its
                                          agencies or instrumentalities.

PORTFOLIO                              INVESTMENT OBJECTIVE
High Yield Bond Portfolio              -  This Portfolio seeks, as a primary objective, as high a level of current income as is consistent with investment
                                          in a portfolio of fixed-income securities rated in the
                                          lower categories of established rating services (commonly
                                          known as "junk bonds"). As a secondary objective, the
                                          Portfolio seeks capital appreciation when consistent with
                                          its primary objective. The Portfolio pursues these
                                          objectives by investing primarily in fixed-income
                                          securities rated Baa or lower by Moody's Investors
                                          Service, Inc., and/or BBB or lower by Standard & Poor's,
                                          or in unrated securities of comparable quality. AN
                                          INVESTMENT IN THIS PORTFOLIO MAY ENTAIL GREATER THAN
                                          ORDINARY FINANCIAL RISK. (See the Fund Prospectus "HIGHER
                                          RISK SECURITIES AND INVESTMENT STRATEGIES--Lower Rated
                                          Debt Securities.")
Money Market Portfolio                 -  This Portfolio seeks maximum current income consistent
                                          with liquidity and stability of principal. Portfolio
                                          pursues this objective by investing in high quality
                                          short-term money market instruments. AN INVESTMENT IN THE
                                          MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED
                                          BY THE F.D.I.C. OR ANY GOVERNMENT AGENCY. THERE IS NO
                                          ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A
                                          STABLE NET ASSET VALUE OF $1.00 PER SHARE.
Blue Chip Portfolio                    -  This Portfolio seeks growth of capital and income.
                                          Portfolio pursues this objective by investing primarily
                                          in common stocks of well-capitalized, established
                                          companies. Because this Portfolio may be invested heavily
                                          in particular stocks or industries, an investment in this
                                          Portfolio may entail relatively greater risk of loss.



T. ROWE PRICE EQUITY SERIES, INC. T. Rowe Price Associates, Inc. is the investment adviser to the Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
Equity Income Portfolio                -  This Portfolio seeks to provide substantial dividend
                                          income and long-term capital appreciation by investing
                                          primarily in established companies considered by the
                                          adviser to have favorable prospects for both increasing
                                          dividends and capital appreciation.
Mid-Cap Growth Portfolio               -  This Portfolio seeks to provide long-term capital
                                          appreciation by investing primarily in mid-cap common
                                          stocks with the potential for above-average earnings
                                          growth. The investment adviser defines mid-cap companies
                                          as those whose market capitalization falls within the
                                          range of companies in the Standard & Poor's Mid-Cap 400
                                          Index.
New America Growth Portfolio           -  This Portfolio seeks long-term capital growth by
                                          investing primarily in common stocks of U.S. growth
                                          companies operating in service industries.
Personal Strategy Balanced Portfolio   -  This Portfolio seeks the highest total return over time consistent with an emphasis on both capital appreciation
                                          and income.

T. ROWE PRICE INTERNATIONAL SERIES, INC. Rowe Price-Fleming International, Inc. is the investment adviser to the Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
International Stock Portfolio          -  This Portfolio seeks to provide capital appreciation
                                          through investments primarily in established companies
                                          based outside the United States.

DREYFUS VARIABLE INVESTMENT FUND. The Dreyfus Corporation serves as the investment adviser to the Fund. Fayez Sarofim and Co. serves as the sub-investment adviser to the Dreyfus Variable Investment Fund: Capital Appreciation Portfolio. The following Fund portfolios are available under the Contract.

PORTFOLIO                              INVESTMENT OBJECTIVE
Dreyfus Variable Investment Fund:      -  This Portfolio primarily seeks long-term capital growth,
Capital Appreciation Portfolio            consistent with the preservation of capital; current
                                          income is a secondary investment objective. This
                                          Portfolio invests primarily in the common stocks of
                                          domestic and foreign issuers.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide investment results that
Disciplined Stock Portfolio               are greater than the total return performance of
                                          publicly-traded common stocks in the aggregate, as
                                          represented by the Standard & Poor's 500 Composite Stock
                                          Price Index. The Portfolio will use quantitative
                                          statistical modeling techniques to construct a portfolio
                                          in an attempt to achieve its investment objective,
                                          without assuming undue risk relative to the broad stock
                                          market.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide long-term capital growth,
Growth and Income Portfolio               current income and growth of income, consistent with
                                          reasonable investment risk by investing primarily in
                                          equity securities, debt securities and money market
                                          instruments of domestic and foreign issuers.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to maximize capital growth through
International Equity Portfolio            investments in equity securities of foreign issuers
                                          located throughout the world.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks maximum capital appreciation by
Small Cap Portfolio                       investing primarily in common stocks of domestic and
                                          foreign issuers. The Portfolio will be particularly alert
                                          to companies considered by the adviser to be emerging
                                          smaller-sized companies which are believed to be
                                          characterized by new or innovative products, services or
                                          processes which should enhance prospects for growth in
                                          future earnings.

    The Funds currently sell shares: (1) to the Variable Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (2) to separate accounts to serve as the underlying investment for both variable life insurance policies and variable annuity contracts. We currently do not foresee any disadvantage to Policyowners arising from the sale of shares to support variable life insurance policies and variable annuity contracts, or from shares being sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, we will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to those events or conflicts. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Policyowners, we will take appropriate action on our own, including withdrawing the Variable Account's investment in that Fund. (See the Fund prospectuses for more detail.)

    We may receive compensation from an affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets we hold in the Investment Options. These amounts are intended to compensate us for administrative and other services we provide to the Funds and/or affiliate(s).

    Each Fund is registered with the Securities and Exchange Commission as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Securities and Exchange Commission.
--------------------------------------------------------------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Variable Account holds or that the Variable Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in our judgment, further investment in any Investment Option should become inappropriate in view of the purposes of the Variable Account, we reserve the right to dispose of the shares of any Investment Option and to substitute shares of another Investment Option. We will not substitute any shares attributable to a Policyowner's Accumulated Value in the Variable Account without notice to and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law. In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in these and other policies as may be necessary or appropriate to reflect such substitution or change. Nothing contained in this Prospectus shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

    We also reserve the right to establish additional subaccounts of the Variable Account, each of which would invest in shares of a new Investment Option, with a specified investment objective. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant, and we may make any new subaccounts available to existing Policyowners on a basis we determine. Subject to obtaining any approvals or consents required by applicable law, we may transfer the assets of one or more Subaccounts to any other Subaccount(s), or one or more Subaccounts may be eliminated or combined with any other Subaccount(s) if, in our sole discretion, marketing, tax or investment conditions warrant.

    If we deem it to be in the best interests of persons having voting rights under the Policies, we may

         - operate the Variable Account as a management company under the Investment Company Act of 1940,

         - deregister the Variable Account under that Act in the event such registration is no longer required, or,

         - subject to obtaining any approvals or consents required by applicable law, combine the Variable Account with other Company separate accounts.

    To the extent permitted by applicable law, we may also transfer the Variable Account's assets associated with the Policies to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting rights of Policyowners or other persons who have voting rights as to the Variable Account. (See "ADDITIONAL INFORMATION--Voting Rights.")

--------------------------------------------------------------------------------

THE POLICY
--------------------------------------------------------------------------------

PURCHASING THE POLICY


    In order to issue a Policy, we must receive a completed application, including payment of the initial premium, at our Home Office. We ordinarily will issue a Policy only for Joint Insureds who have a Joint Equal Age of 18 to 85 years of age at their last birthday and who supply satisfactory evidence of insurability to the Company. Acceptance is subject to our underwriting rules and we may, in our sole discretion, reject any application or premium for any lawful reason. The minimum Specified Amount for which we will issue a Policy is normally $100,000, although we may, in our discretion, issue Policies with Specified Amounts of less than $100,000.


    The effective date of insurance coverage under the Policy will be the later of:

        -   the Policy Date,


        - the date the Joint Insureds sign the last of any amendments to the initial application required by our underwriting rules, or


        -   the date when we receive the full initial premium at the Home
            Office.

    The Policy Date will be the later of:

        (1)  the date of the initial application, or

        (2) the date we receive any additional information at the Home Office if our underwriting rules require additional medical or other information.

    The Policy Date may also be any other date mutually agreed to by you and the Company. If the later of (1) or (2) above is the 29th, 30th or 31st of any month, the Policy Date will be the 28th of such month. We use the Policy Date to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy.
--------------------------------------------------------------------------------

PREMIUMS


    Subject to certain limitations, you have flexibility in determining the frequency and amount of premiums.


    PREMIUM FLEXIBILITY. We do not require you to pay premiums in accordance with a rigid and inflexible premium schedule. We may require you to pay an initial premium that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first Policy Month. Thereafter, subject to the minimum and maximum premium limitations described below, you may also make unscheduled premium payments at any time prior to the Maturity Date.

    PLANNED PERIODIC PREMIUMS. Each Policyowner will determine a planned periodic premium schedule that provides for the payment of a level premium over a specified period of time on a quarterly, semi-annual or annual basis. We may, at our discretion, permit you to make planned periodic premium payments on a monthly basis. We ordinarily will send periodic reminder notices to the Policyowner for each planned periodic premium. Depending on the duration of the planned periodic premium schedule, the timing of planned payments could affect the tax status of the Policy. (See "FEDERAL TAX MATTERS.")

    You are not required to pay premiums in accordance with the planned periodic premium schedule. Furthermore, you have considerable flexibility to alter the amount, frequency and the time period over which you pay planned periodic premiums; however, we must consent to any planned periodic payment less than $100. Changes in the planned premium schedule may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    Paying a planned periodic premium will not guarantee that the Policy remains in force. Instead, the duration of the Policy depends upon the Policy's Accumulated Value. Thus, even if you do pay planned periodic premiums, the Policy will nevertheless lapse if, during the first three Policy Years, the Net Accumulated Value (Net Surrender Value if you have taken a policy loan) or, after three Policy Years, the Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") and a Grace Period expires without a sufficient payment (see "THE POLICY--Policy Lapse and Reinstatement-- LAPSE").


    UNSCHEDULED PREMIUMS. Each unscheduled premium payment must be at least $100; however, we may, in our discretion, waive this minimum requirement. We reserve the right to limit the number and amount of unscheduled premium payments. An unscheduled premium payment may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitation imposed by federal tax laws. Because the maximum premium limitation is in part dependent upon the Specified Amount for each Policy, changes in the Specified Amount may affect this limitation. If at any time you pay a premium that would result in total premiums exceeding the applicable maximum premium limitation, we will accept only that portion of the premium which will make total premiums equal the maximum. We will return any part of the premium in excess of that amount and we will not accept further premiums until allowed by the applicable maximum premium limitation.

    PAYMENT OF PREMIUMS. We will treat any payments you make first as payment of any outstanding Policy Debt unless you indicate that the payment should be treated otherwise. Where you make no indication, we will treat any portion of a payment that exceeds the amount of any outstanding Policy Debt as a premium payment.

    NET PREMIUMS. The Net Premium is the amount available for investment. The Net Premium equals the premium paid less the premium expense charge. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")


    ALLOCATING NET PREMIUMS. In your application for a Policy, you can allocate Net Premiums or portions thereof to the Subaccounts, to the Declared Interest Option, or both. We will allocate Net Premiums to the Declared Interest Option if we receive them either


             (1) before the date we obtain a signed notice from you that you have received the Policy, or

             (2) before the end of 25 days after the Delivery Date (the date we issue and mail the Policy to you).

    Upon the earlier of (1) or (2) above, we will automatically allocate the Accumulated Value in the Declared Interest Option, without charge, among the Subaccounts and Declared Interest Option in accordance with your allocation instructions.

    We allocate Net Premiums received on or after (1) or (2) above in accordance with your instructions, to the Variable Account, the Declared Interest Option, or both. You do not waive your cancellation privilege by sending us the signed notice of receipt of the Policy (see "THE POLICY--Examination of Policy (Cancellation Privilege)").

    The following additional rules apply to Net Premium allocations:

        - You must allocate at least 10% of each premium to any subaccount of the Variable Account or to the Declared Interest Option.

        - Your allocation percentages must be in whole numbers (we do not permit fractional percentages).

        - You may change the allocation percentages for future Net Premiums without charge, at any time while the Policy is in force, by providing us with a written notice signed by you on a form we accept. The change will take effect on the date we receive the written notice at the Home Office and will have no effect on prior Accumulated Values.

--------------------------------------------------------------------------------

EXAMINATION OF POLICY (CANCELLATION PRIVILEGE)


    You may cancel the Policy by delivering or mailing written notice or sending a telegram to us at the Home Office, and returning the Policy to us at the Home Office before midnight of the 20th day you receive the Policy. (Certain states may provide a 30 day free-look period in a replacement situation.) Notice given by mail and return of the Policy by mail are effective on being postmarked, properly addressed and postage prepaid.



    With respect to all Policies, we will refund, within seven days after receipt of satisfactory notice of cancellation and the returned Policy at our Home Office, an amount equal to the greater of premiums paid, or:



        - the Accumulated Value on the Business Day on or next following the date we receive the Policy at the Home Office, plus


        -   any premium expense charges we deducted, plus

        - monthly deductions made on the Policy Date and any Monthly Deduction Day, and

        - amounts approximating the daily mortality and expense risk charges against the Variable Account.
--------------------------------------------------------------------------------

POLICY LAPSE AND REINSTATEMENT


    LAPSE. Your Policy may lapse (terminate without value) during the first three Policy Years if the Net Accumulated Value (Net Surrender Value if you take a policy loan), or after three Policy Years if the Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") AND a Grace Period expires without a sufficient payment. Insurance coverage will continue during the Grace Period, but we will deem the Policy to have no Accumulated Value for purposes of Policy Loans and surrenders during such Grace Period. The death proceeds payable during the Grace Period will equal the amount of the death proceeds payable immediately prior to the commencement of the Grace Period, reduced by any due and unpaid monthly deductions.


    A Grace Period of 61 days will commence on the date we send you a notice of any insufficiency, at which time the Accumulated Value in each Subaccount will be automatically transferred without charge to the Declared Interest Option.

    To avoid lapse and termination of the Policy without value, we must receive from you during the Grace Period a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). If your Policy enters a Grace Period, the amount transferred to the Declared Interest Option will remain there unless and until you provide us with allocation instructions.

    REINSTATEMENT. Prior to the Maturity Date, you may reinstate a lapsed Policy at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. You must submit the following items to us:


        - A written application for reinstatement signed by the Policyowner and the Joint Insureds;


        -   Evidence of insurability we deem satisfactory;

        - A premium that, after the deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months; and

        - An amount equal to the monthly cost of insurance for the two Policy Months prior to lapse.

    State law may limit the premium to be paid on reinstatement to an amount less than that described. To the extent that we did not deduct the first year monthly administrative charge for a total of twelve

    Policy Months prior to lapse, we will continue to deduct such charge following reinstatement of the Policy until we have assessed such charge, both before and after the lapse, for a total of 12 Policy Months. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") We will not reinstate a Policy surrendered for its Net Surrender Value. The lapse of a Policy with loans outstanding may have adverse tax consequences (see "FEDERAL TAX MATTERS--Policy Proceeds.")

    The effective date of the reinstated Policy will be the Monthly Deduction Day coinciding with or next following the date we approve the application for reinstatement. Upon reinstatement of your Policy, the amount tranferred to the Declared Interest Option during the Grace Period will remain there unless and until you provide us with allocation instructions.
--------------------------------------------------------------------------------

SPECIAL TRANSFER PRIVILEGE


    You may, at any time prior to the Maturity Date while the Policy is in force, operate the Policy as a flexible premium fixed-benefit last survivor life insurance policy by requesting that we transfer all of the Accumulated Value in the Variable Account to the Declared Interest Option. You may exercise this special transfer privilege once each Policy Year. Once you exercise the special transfer privilege, we automatically will credit all future premium payments to the Declared Interest Option, until you request a change in allocation to convert the Policy back to a flexible premium variable life insurance policy. The Company will not impose any charge for transfers resulting from the exercise of the special transfer privilege.


--------------------------------------------------------------------------------

POLICY BENEFITS
--------------------------------------------------------------------------------


    While a Policy is in force, it provides for certain benefits prior to the Maturity Date. Subject to certain limitations, you may at any time obtain all or a portion of the Net Accumulated Value by surrendering or taking a partial withdrawal from the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") In addition, you have certain policy loan privileges under the Policies. (See "POLICY BENEFITS--Loan Benefits--POLICY LOANS.") The Policy also provides for the payment of death proceeds upon the last death of the Joint Insureds under one of two death benefit options selected by you (see "POLICY BENEFITS-- Death Proceeds--DEATH BENEFIT OPTIONS"), and benefits upon the maturity of a Policy (see "POLICY BENEFITS--Benefits at Maturity").

--------------------------------------------------------------------------------

ACCUMULATED VALUE BENEFITS

    SURRENDER AND WITHDRAWAL PRIVILEGES. At any time prior to the Maturity Date while the Policy is in force, you may surrender the Policy or make a partial withdrawal by sending a written request to the Company at our Home Office. A Surrender Charge will apply to any surrender during the first ten Policy Years, as well as during the first ten years following an increase in Specified Amount. A Partial Withdrawal Fee equal to the lesser of $25 or 2% of the amount withdrawn will be payable upon each partial withdrawal. (See "CHARGES AND DEDUCTIONS--Surrender Charge, and --Partial Withdrawal Fee"). We ordinarily mail surrender and withdrawal proceeds to the Policyowner within seven days after we receive a signed request at our Home Office, although we may postpone payments under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.")


    SURRENDERS. The amount payable upon surrender of the Policy is the Net Surrender Value at the end of the Valuation Period when we receive the request. We may pay this amount in a lump sum or under one of the payment options specified in the Policy, as requested by the Policyowner. (See "POLICY BENEFITS--Payment Options"). If you surrender the Policy, all insurance in force will terminate. See "FEDERAL TAX MATTERS" for a discussion of the tax consequences associated with complete surrenders.



    PARTIAL WITHDRAWALS. A Policyowner may obtain a portion of the Policy's Net Accumulated Value upon partial withdrawal of the Policy.



        -   A partial withdrawal must be at least $500.

        - A partial withdrawal cannot exceed the lesser of (1) the Net Surrender Value less $500 or (2) 90% of the Net Surrender Value.



    We deduct the Partial Withdrawal Fee from the remaining Accumulated Value. You may request that we pay the proceeds of a partial withdrawal in a lump sum or under one of the payment options specified in the Policy. (See "POLICY BENEFITS--Payment Options").


    We will allocate a partial withdrawal (together with the Partial Withdrawal
    Fee) among the Subaccounts and the Declared Interest Option in accordance with the Policyowner's written instructions. If we do not receive any such instructions with the request for partial withdrawal, we will allocate the partial withdrawal among the Subaccounts and the Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Policy Debt, bears to the total Accumulated Value on the date we receive the request at the Home Office.

    Partial withdrawals will affect both the Policy's Accumulated Value and the death proceeds payable under the Policy. (See "POLICY BENEFITS--Death Proceeds.")


        - The Policy's Accumulated Value will be reduced by the amount of the partial withdrawal and Partial Withdrawal Fee.



        - If the death benefit payable under either death benefit option both before and after the partial withdrawal is equal to the Accumulated Value multiplied by the specified amount factor set forth in the Policy, a partial withdrawal will result in a reduction in death proceeds equal to the amount of the partial withdrawal, multiplied by the specified amount factor then in effect.



        - If the death benefit is not so affected by the specified amount factor, the reduction in death proceeds will be equal to the partial withdrawal.



    If Option B is in effect at the time of partial withdrawal, the partial withdrawal will reduce the Policy's Specified Amount by the amount of Accumulated Value withdrawn. If Option A is in effect at the time of the partial withdrawal, there will be no effect on Specified Amount. (See "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS.") The Specified Amount remaining in force after a partial withdrawal may not be less than the minimum Specified Amount for the Policy in effect on the date of the partial withdrawal, as published by the Company. As a result, we will not process any partial withdrawal that would reduce the Specified Amount below this minimum.



    If increases in the Specified Amount previously have occurred, a partial withdrawal will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the coverage under the original application. Thus, a partial withdrawal may either increase or decrease the amount of the cost of insurance charge, depending upon the particular circumstances. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.") For a discussion of the tax consequences associated with partial withdrawals, see "FEDERAL TAX MATTERS."


    NET ACCUMULATED VALUE. Net Accumulated Value equals the Policy's Accumulated Value reduced by any outstanding Policy Debt and increased by any unearned loan interest.

    CALCULATING ACCUMULATED VALUE. The Policy provides for the accumulation of Accumulated Value. The Accumulated Value of the Policy is equal to the sum of the Accumulated Values in each Subaccount, plus the Accumulated Value in the Declared Interest Option, including amounts transferred to the Declared Interest Option to secure outstanding Policy Debt. We determine Accumulated Value on each Business Day, and there is no guaranteed minimum Accumulated Value.

        -   Accumulated Value will reflect a number of factors, including

             -   Net Premiums paid,

             -   partial withdrawals,

             -   Policy Loans,

             -   charges assessed in connection with the Policy,

             - interest earned on the Accumulated Value in the Declared Interest Option, and

             - investment performance of the Subaccounts to which the Accumulated Value is allocated.

    As of the Policy Date, the Accumulated Value equals the initial Net Premium less the monthly deduction made on the Policy Date.

    On the Business Day coinciding with or immediately following the date we receive notice that the Policyowner has received the Policy, but no later than 25 days after the Delivery Date, we will automatically transfer the Accumulated Value (all of which is in the Declared Interest Option) among the Subaccounts and the Declared Interest Option in accordance with your percentage allocation instructions. At the end of each Valuation Period thereafter, the Accumulated Value in a Subaccount will equal:

        - The total Subaccount units represented by the Accumulated Value at the end of the preceding Valuation Period, multiplied by the Subaccount's unit value for the current Valuation Period; PLUS

        - Any Net Premiums received during the current Valuation Period which are allocated to the Subaccount; PLUS

        - All Accumulated Values transferred to the Subaccount from the Declared Interest Option or from another Subaccount during the current Valuation Period; MINUS

        - All Accumulated Values transferred from the Subaccount to another Subaccount or to the Declared Interest Option during the current Valuation Period, including amounts transferred to the Declared Interest Option to secure Policy Debt; MINUS


        -   All partial withdrawals (and any portion of the Partial Withdrawal
            Fee) from the Subaccount during the current Valuation Period; MINUS


        - The portion of any monthly deduction charged to the Subaccount during the current Valuation Period to cover the Policy Month following the Monthly Deduction Day.

    The Policy's total Accumulated Value in the Variable Account equals the sum of the Policy's Accumulated Value in each Subaccount.

    UNIT VALUE. Each Subaccount has a Unit Value. When you allocate Net Premiums or transfer other amounts into a Subaccount, we purchase a number of units based on the Unit Value of the Subaccount as of the end of the Valuation Period during which the allocation or transfer is made. Likewise, when amounts are transferred out of a Subaccount, units are redeemed on the same basis. On any day, a Policy's Accumulated Value in a Subaccount is equal to the number of units held in such Subaccount, multiplied by the Unit Value of such Subaccount on that date.

    For each Subaccount, we initially set the Unit Value set at $10 when the Subaccount first purchased shares of the designated Investment Option. We calculate the Unit Value for each subsequent valuation period by dividing
    (a) by (b) where:

        (a) is (1) the Net Asset Value of the net assets of the Subaccount at the end of the preceding Valuation Period, plus

             (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Unit Value is being determined, minus

             (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, minus

             (4) any amount charged against the Subaccount for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Subaccount, minus

             (5) a charge no greater than 0.0024548% of the average daily net assets of the Subaccount for each day in the Valuation Period. This corresponds to an effective annual rate of .90% of the average daily net assets of the Subaccount for mortality and expense risks incurred in connection with the Policies.

        (b) is the number of units outstanding at the end of the preceding Valuation Period.

    The Unit Value for a Valuation Period applies for each day in the period. We value the assets in the Variable Account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations.
--------------------------------------------------------------------------------

TRANSFERS

    The following features apply to transfers under the Policy:


        - You may transfer amounts among the Subaccounts an unlimited number of times in a Policy Year.



        - You may only make one transfer per Policy Year between the Declared Interest Option and the Variable Account.


        - You may make transfers by written request to the Home Office or, if you elected the "Telephone Transfer Authorization" on the supplemental application, by calling the Home Office toll-free at the phone number shown on the cover of the Prospectus.

        - The amount of the transfer must be at least $100, or if less than $100, the total Accumulated Value in the Subaccount or in the Declared Interest Option (reduced, in the case of the Declared Interest Option, by any outstanding Policy Debt). The Company may, at its discretion, waive the $100 minimum requirement.

        - The transfer will be effective as of the end of the Valuation Period during which we receive the request at the Home Office.

        - The first transfer in each Policy Year is free. Each time you subsequently transfer amounts in that Policy Year, we may assess a transfer charge of $25. We will deduct the transfer charge from the amount transferred unless you submit payment for the charge at the time of your request. Once we issue a Policy, we will not increase this charge. (See "CHARGES AND DEDUCTIONS--Transfer Charge.")

        - For purposes of these limitations and charges, we consider all transfers effected on the same day as a single transfer.
--------------------------------------------------------------------------------

LOAN BENEFITS


    POLICY LOANS. So long as the Policy remains in force and has a positive Net Surrender Value, you may borrow money from the Company at any time using the Policy as the sole security for the Policy Loan. A loan taken from, or secured by, a Policy may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")



    The maximum amount that you may borrow at any time is 90% of the Net Surrender Value as of the end of the Valuation Period during which we receive the request for the Policy Loan at our Home Office, less any previously outstanding Policy Debt. The Company's claim for repayment of Policy Debt has priority over the claims of any assignee or other person.


    During any time that there is outstanding Policy Debt, we will treat payments you make first as payment of outstanding Policy Debt, unless you indicate that we should treat the payment otherwise. Where no indication is made, we will treat as a premium payment any portion of a payment that exceeds the amount of any outstanding Policy Debt.

    ALLOCATION OF POLICY LOAN. When you take a Policy Loan, we segregate an amount equal to the Policy Loan within the Declared Interest Option as security for the Policy Loan. If, immediately prior to the

    Policy Loan, the Accumulated Value in the Declared Interest Option less Policy Debt outstanding is less than the amount of such Policy Loan, we will transfer the difference from the subaccounts of the Variable Account, which have Accumulated Value, in the same proportions that the Policy's Accumulated Value in each Subaccount bears to the Policy's total Accumulated Value in the Variable Account. We will determine Accumulated Values as of the end of the Valuation Period during which we receive the request for the Policy Loan at the Home Office.

    We normally will mail loan proceeds to you within seven days after receipt of a written request. Postponement of a Policy Loan may take place under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.")

    Amounts segregated within the Declared Interest Option as security for Policy Debt will bear interest at an effective annual rate set by the Company. (See "POLICY BENEFITS--Loan Benefits--EFFECT ON INVESTMENT PERFORMANCE.")

    LOAN INTEREST CHARGED. The interest rate charged on Policy Loans is not fixed. The maximum annual loan interest rate we charge will be the higher of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service, Inc. (or any successor thereto) for the calendar month ending two months before the date on which the rate is determined; or 5.5%. We may elect to change the interest rate at any time, of which you will be notified. The new rate will take effect on the Policy Anniversary coinciding with, or next following, the date the rate is changed.

    Interest is payable in advance at the time you make any Policy Loan (for the remainder of the Policy Year) and on each Policy Anniversary thereafter (for the entire Policy Year) so long as there is Policy Debt outstanding. We will subtract interest payable at the time you make a Policy Loan from the loan proceeds. Thereafter, we will add interest not paid when due to the existing Policy Debt and it will bear interest at the same rate charged for Policy Loans. We will segregate the amount equal to unpaid interest within the Declared Interest Option in the same manner that amounts for Policy Loans are segregated within the Declared Interest Option. (See "POLICY BENEFITS--Loan Benefits--ALLOCATION OF POLICY LOAN.")


    Because we charge interest in advance, we will add any interest that has not been earned to the death benefit payable at the last Joint Insureds' death and to the Accumulated Value upon surrender, and we will credit it to the Accumulated Value in the Declared Interest Option upon repayment of Policy Debt.


    EFFECT ON INVESTMENT PERFORMANCE. Amounts transferred from the Variable Account as security for Policy Debt will no longer participate in the investment performance of the Variable Account. We will credit all amounts held in the Declared Interest Option as security for Policy Debt with interest on each Monthly Deduction Day at an effective annual rate equal to the greater of 4% or the current effective loan interest rate minus no more than 3%, as determined and declared by the Company. We will not credit additional interest to these amounts. The interest credited will remain in the Declared Interest Option unless and until transferred by the Policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for Policy Debt.


    From time to time, we may allow a loan spread of 0% on the gain in a Policy in effect a minimum of ten years. When we do so, the federal income tax treatment of the loan is unclear. You should consult a tax adviser before taking a loan.


    Even though you may repay Policy Debt in whole or in part at any time prior to the Maturity Date if the Policy is still in force, Policy Loans will affect the Accumulated Value of a Policy and may affect the death proceeds payable. The effect could be favorable or unfavorable depending upon whether the investment performance of the Subaccount(s) from which the Accumulated Value was transferred is less than or greater than the interest rates actually credited to the Accumulated Value segregated within the Declared Interest Option as security for Policy Debt while Policy Debt is outstanding. In comparison to a Policy under which no Policy Loan was made, Accumulated Value will be lower where such interest rates credited were less than the investment performance of the Subaccount(s), but will be higher where such interest rates were greater than the performance of the Subaccount(s).

    In addition, death proceeds will reflect a reduction of the death benefit by any outstanding Policy Debt.


    POLICY DEBT. Policy Debt equals the sum of all unpaid Policy Loans and any due and unpaid policy loan interest. Policy Debt is not included in Net Accumulated Value, which is equal to Accumulated Value less Policy Debt. If, during the first three Policy Years, the Net Accumulated Value (Net Surrender Value if you take a policy loan) or, after three Policy Years, the Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction"), we will notify you. To avoid lapse and termination of the Policy without value (see "THE POLICY--Policy Lapse and Reinstatement--Lapse"), you must, during the Grace Period, make a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). Therefore the greater the Policy Debt under a Policy, the more likely it would be to lapse.



    REPAYMENT OF POLICY DEBT. You may repay Policy Debt in whole or in part any time during the Joint Insureds' lifetimes and before the Maturity Date so long as the Policy is in force. We subtract any Policy Debt not repaid from the death benefit payable at the last Joint Insureds' death, from Accumulated Value upon complete surrender or from the maturity benefit. Any payments made by a Policyowner will be treated first as the repayment of any outstanding Policy Debt, unless the Policyowner indicates otherwise. Upon partial or full repayment of Policy Debt, we will no longer segregate within the Declared Interest Option the portion of the Accumulated Value securing the repaid portion of the Policy Debt, but that amount will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Policyowner. We will notify you when your Policy Debt is repaid in full.


    For a discussion of the tax consequences associated with Policy Loans and lapses, see "FEDERAL TAX MATTERS."
--------------------------------------------------------------------------------

DEATH PROCEEDS


    So long as the Policy remains in force, the Policy provides for the payment of death proceeds upon the last death of the Joint Insureds.


        - You may name one or more primary Beneficiaries or contingent Beneficiaries and we will pay proceeds to the primary Beneficiary or a contingent Beneficiary.


        - If no Beneficiary survives the Joint Insureds, we will pay the death proceeds to you or your estate. We may pay death proceeds in a lump sum or under a payment option. (See "POLICY BENEFITS--Payment Options.")



        - If the Joint Insureds die simultaneously, we will pay an equal portion of the death proceeds to each beneficiary.


    To determine the death proceeds, we will reduce the death benefit by any outstanding Policy Debt and increase it by any unearned loan interest and any premiums paid after the date of death. We will ordinarily mail proceeds within seven days after receipt by the Company of Due Proof of Death. We may postpone payment, however, under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.") We pay interest on those proceeds, at an annual rate of no less than 3.0% or any rate required by law, from the date of death to the date payment is made.


    DEATH BENEFIT OPTIONS. Policyowners designate in the initial application one of two death benefit options offered under the Policy. The amount of the death benefit payable under a Policy will depend upon the option in effect at the time of the last Joint Insureds' death.



    Under Option A, the death benefit will be equal to the greater of:


        (1) the sum of the current Specified Amount and the Accumulated Value, or

        (2)  the Accumulated Value multiplied by the specified amount factor.

We will determine Accumulated Value as of the end of the Business Day coinciding with or immediately following the last death of the Joint Insureds. The specified amount factor is 2.50 for a Joint Insureds' Joint Equal Attained Age 40 or below on the date of death. For Joint Insureds with a Joint Equal Attained Age over 40 on the date of death, the factor declines with age as shown in the Specified Amount Factor Table in Appendix B. Accordingly, under Option A, the death proceeds will always vary as the Accumulated Value varies (but will never be less than the Specified Amount). If you prefer to have favorable investment performance and additional premiums reflected in increased death benefits, Policyowners generally should select Option A.


Under Option B, the death benefit will be equal to the greater of:

    -   the current Specified Amount, or


    - the Accumulated Value (determined as of the end of the Business Day coinciding with or immediately following the last death of the Joint Insureds) multiplied by the specified amount factor.



The specified amount factor is the same as under Option A. Accordingly, under Option B the death benefit will remain level at the Specified Amount unless the Accumulated Value multiplied by the specified amount factor exceeds the current Specified Amount, in which case the amount of the death benefit will vary as the Accumulated Value varies. If you are satisfied with the amount of your insurance coverage and prefer to have favorable investment performance and additional premiums reflected in higher Accumulated Value, rather than increased death benefits, Policyowners generally should select Option B.


Appendix B shows examples illustrating Option A and Option B.


CHANGING THE DEATH BENEFIT OPTION. You may change the death benefit option in effect at any time by sending a written request to us at our Home Office. The effective date of such a change will be the Monthly Deduction Day coinciding with or immediately following the date we approve the change. A change in death benefit options may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")



If you change the death benefit option from Option A to Option B, the death benefit will not change and the current Specified Amount will be increased by the Accumulated Value on the effective date of the change. If you change the death benefit option from Option B to Option A, we will reduce the current Specified Amount by an amount equal to the Accumulated Value on the effective date of the change. You may not make a change in the death benefit option if it would result in a Specified Amount which is less than the minimum Specified Amount in effect on the effective date of the change, or if after the change the Policy would no longer qualify as life insurance under federal tax law.


We impose no charges in connection with a change in death benefit option; however, a change in death benefit option will affect the cost of insurance charges. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.")


CHANGE IN EXISTING COVERAGE. After a Policy has been in force for one Policy Year, you may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. To make a change, you must send us a written request at our Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect your cost of insurance charge. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE RATE, and--NET AMOUNT AT RISK.") If decreases in the Specified Amount cause the premiums paid to exceed the maximum premium limitations imposed by federal tax law (see "THE POLICY--Premiums--PREMIUM LIMITATIONS"), the decrease will be limited to the extent necessary to meet these requirements. A change in existing coverage may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")


Any decrease in the Specified Amount will become effective on the Monthly Deduction Day coinciding with or immediately following the date we approve the request. The decrease will first reduce the Specified Amount provided by the most recent increase, then the next most recent increases successively, then the Specified Amount under the original application. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy in effect on the date of the decrease. A Specified Amount decrease will not reduce the Surrender Charge.

To apply for an increase, you must provide us with evidence of insurability we deem satisfactory. Any approved increase will become effective on the Monthly Deduction Day coinciding with or immediately following the date we approve the request. An increase will not become effective, however, if the Policy's Accumulated Value on the effective date would not be sufficient to cover the deduction for the increased cost of the insurance for the next Policy Month.


CHANGES IN INSURANCE PROTECTION. You may increase or decrease the pure insurance protection provided by a Policy--the difference between the death benefit and the Accumulated Value--in one of several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments and, to a lesser extent, partially withdrawing Accumulated Value.


Although the consequences of each of these methods will depend upon the individual circumstances, they may be summarized as follows:

    - A decrease in the Specified Amount will, subject to the applicable specified amount factor limitations (see "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS"), decrease the pure insurance protection and the cost of insurance charges under the Policy without generally reducing the Accumulated Value.

    - An increase in the Specified Amount may increase the amount of pure insurance protection, depending on the amount of Accumulated Value and the resultant applicable specified amount factor. If the insurance protection is increased, the cost of insurance charge generally will increase as well.

    - If you elect Option B, an increased level of premium payments will increase the Accumulated Value and reduce the pure insurance protection, until the Accumulated Value multiplied by the applicable specified amount factor exceeds the Specified Amount. Increased premiums should also increase the amount of funds available to keep the Policy in force.

    - If you elect Option B, a reduced level of premium payments generally will increase the amount of pure insurance protection, depending on the applicable specified amount factor. It also will result in a reduced amount of Accumulated Value and will increase the possibility that the Policy will lapse.


    - A partial withdrawal will reduce the death benefit. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER PRIVILEGES.") However, it only affects the amount of pure insurance protection if the death benefit payable is based on the specified amount factor, because otherwise the decrease in the benefit is offset by the amount of Accumulated Value withdrawn. The primary use of a partial withdrawal is to withdraw cash and reduce Accumulated Value.


In comparison, an increase in the death benefit due to the operation of the specified amount factor occurs automatically and is intended to help assure that the Policy remains qualified as life insurance under federal tax law. The calculation of the death benefit based upon the specified amount factor occurs only when the Accumulated Value of a Policy reaches a certain proportion of the Specified Amount (which may or may not occur). Additional premium payments, favorable investment performance and large initial premiums tend to increase the likelihood of the specified amount factor becoming operational after the first few Policy Years. Such increases will be temporary, however, if the investment performance becomes unfavorable and/or premium payments are stopped or decreased. A change in insurance protection may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")
--------------------------------------------------------------------------------


BENEFITS AT MATURITY



    If either Joint Insured is alive and the Policy is in force on the Maturity Date, we will pay to you the Policy's Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt. (See "POLICY BENEFITS--

    Loan Benefits--REPAYMENT OF POLICY DEBT.") We may pay benefits at maturity in a lump sum or under a payment option. The Maturity Date is Joint Equal Attained Age 115.

--------------------------------------------------------------------------------

PAYMENT OPTIONS


    We may pay death proceeds and Accumulated Value due at maturity, or upon surrender or partial withdrawal of a Policy, in whole or in part under a payment option. In any case, a supplemental agreement will be issued for the payment option. Under a supplemental agreement, the Effective Date is the date on which death proceeds and Accumulated Value are applied to a payment option.



    You may designate an option in your application or notify us in writing at our Home Office. During the lives of the Joint Insureds, you may select a payment option; in addition, during that time you may change a previously selected option by sending written notice to us requesting the cancellation of the prior option and the designation of a new option. If you have not chosen an option prior to the last Joint Insureds' death, the Beneficiary may choose an option. The Beneficiary may change a payment option by sending a written request to us, provided that a prior option chosen by you is not in effect.



    If you have not elected a payment option, we will pay the proceeds of the Policy in one sum. The Company will also pay the proceeds in one sum if,


        (1)  the proceeds are less than $2,000;

        (2)  periodic payments would be less than $20; or

        (3) the payee is an assignee, estate, trustee, partnership, corporation or association.


    Amounts paid under a payment option are paid pursuant to a payment contract and will not vary. Proceeds applied under a payment option earn interest at a rate guaranteed to be no less than 3% compounded yearly. The Company may be crediting higher interest rates on the Effective Date, but is not obligated to declare that such additional interest be applied to such funds.



    If a payee dies, any remaining payments will be paid to a contingent payee. At the death of the last payee, the commuted value of any remaining payments will be paid to the last payee's estate. A payee may not withdraw funds under a payment option unless the Company has agreed to such withdrawal in the payment contract. We reserve the right to defer a withdrawal for up to six months and to refuse to allow partial withdrawals of less than $250.



    We have provided a description of the available payment options below. Payments under Options 2, 3, 4 or 5 will begin as of the date of the last Joint Insureds' death, on partial withdrawal or surrender, or on the Maturity Date. Payments under Option 1 will begin at the end of the first interest period after the date proceeds are otherwise payable.



    OPTION 1--INTEREST INCOME. Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semi-annual, quarterly or monthly, as selected by the payee, and will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly. The payee may withdraw all or part of the proceeds at any time.



    OPTION 2--INCOME FOR A FIXED PERIOD. Periodic payments will be made for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly. Guaranteed amounts payable under the plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.



    OPTION 3--LIFE INCOME WITH TERM CERTAIN. Equal periodic payments will be made for a guaranteed minimum period elected. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 0, 5, 10, 15 or 20 years. Guaranteed amounts payable under this plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.

    OPTION 4--INCOME OF A FIXED AMOUNT. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly. The amount paid each period must be at least $20 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. Unpaid proceeds will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.



    OPTION 5--JOINT AND TWO-THIRDS SURVIVOR MONTHLY LIFE INCOME. Equal monthly payments will be made for as long as two payees live. The guaranteed amount payable under this plan will earn interest at a minimum rate of 3% compounded yearly. When one payee dies, payments of two-thirds of the original monthly payment will be made to the surviving payee. Payments will stop when the surviving payee dies.



    ALTERNATE PAYMENT OPTION. The Company may make available alternative payment options.


--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

    We deduct certain charges in connection with the Policy to compensate us for
    (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume, some of which are described below.

SERVICES AND BENEFITS WE PROVIDE:              -   the death benefit, cash and loan benefits
                                                   under the Policy
                                               -   investment options, including premium
                                                   allocations
                                               -   administration of elective options
                                               -   the distribution of reports to Policyowners

COSTS AND EXPENSES WE INCUR:                   -   costs associated with processing and
                                                   underwriting applications, issuing and
                                                   administering the Policy (including any
                                                   Policy riders)
                                               -   overhead and other expenses for providing
                                                   services and benefits
                                               -   sales and marketing expenses
                                               -   other costs of doing business, such as
                                                   collecting premiums, maintaining records,
                                                   processing claims, effecting transactions,
                                                   and paying Federal, state and local premium
                                                   and other taxes and fees

RISKS WE ASSUME:                               -   that the cost of insurance charges we may
                                                   deduct are insufficient to meet our actual
                                                   claims because Insureds die sooner than we
                                                   estimate
                                               -   that the costs of providing the services
                                                   and benefits under the Policies exceed the
                                                   charges we deduct

    The nature and amount of these charges are described more fully below.
--------------------------------------------------------------------------------

PREMIUM EXPENSE CHARGE

    Before allocating Net Premiums among the Subaccounts and the Declared Interest Option, we reduce premiums paid by a premium expense charge. The premium less the premium expense charge equals the Net Premium.

    The premium expense charge is 7% of each premium up to the Target Premium (or 2% for each premium over the Target Premium) and is used to compensate us for expenses incurred in distributing the Policy, including registered representative sales commissions, the cost of printing prospectuses and sales literature, advertising costs and charges we consider necessary to pay all taxes imposed by states and subdivisions thereof (which currently range from 1% to 3%).

--------------------------------------------------------------------------------

MONTHLY DEDUCTION

    We deduct certain charges monthly from the Accumulated Value of each Policy ("monthly deduction") to compensate us for the cost of insurance coverage and any additional benefits added by rider (See "GENERAL PROVISIONS--Additional Insurance Benefits"), for underwriting and start-up expenses in connection with issuing a Policy and for certain administrative costs. We deduct the monthly deduction on the Policy Date and on each Monthly Deduction Day. We deduct it from the Declared Interest Option and each Subaccount in the same proportion that the Policy's Net Accumulated Value in the Declared Interest Option and the Policy's Accumulated Value in each Subaccount bear to the total Net Accumulated Value of the Policy. For purposes of making deductions from the Declared Interest Option and the Subaccounts, we determine Accumulated Values as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

    During the first 12 Policy Months and during the 12 Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge.

    We make the monthly deduction on the Business Day coinciding with or immediately following each Monthly Deduction Day and it will equal:

        -  the cost of insurance for the Policy; plus

        -  the cost of any optional insurance benefits added by rider; plus


        -  the monthly policy expense charges.



    COST OF INSURANCE. This charge is designed to compensate us for the anticipated cost of paying death proceeds to Beneficiaries when the Joint Insureds die prior to the Maturity Date. We determine the cost of insurance on a monthly basis, and we determine it separately for the initial Specified Amount and for any subsequent increases in Specified Amount. We will determine the monthly cost of insurance charge by dividing the applicable cost of insurance rate, or rates, by 1,000 and multiplying the result by the net amount at risk for each Policy Month.


    NET AMOUNT AT RISK. Under Option A the net amount at risk for a Policy Month is equal to (a) divided by (b); and under Option B the net amount at risk for a Policy Month is equal to (a) divided by (b), minus (c), where:

        (a)   is the Specified Amount;

        (b)  is 1.0032737(1); and

        (c)   is the Accumulated Value.

------------------------
(1) Dividing by this number reduces the net amount at risk, solely for the purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%.

    We determine the Specified Amount and the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day.

    We determine the net amount at risk separately for the initial Specified Amount and any increases in Specified Amount. In determining the net amount at risk for each Specified Amount, we first consider the Accumulated Value a part of the initial Specified Amount. If the Accumulated Value exceeds the initial Specified Amount, we will consider it to be a part of any increase in the Specified Amount in the same order as the increases occurred.


    COST OF INSURANCE RATE. We base the cost of insurance rate for the initial Specified Amount on the Joint Insureds' sex, premium class and Joint Equal Age. For any increase in Specified Amount, we base the cost of insurance rate on the Joint Insureds' sex, premium class and age at last birthday on the effective date of the increase. Actual cost of insurance rates may change and we will determine the actual monthly cost of insurance rates by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Non-Smoker and Smoker Mortality Table. Current cost of insurance rates are generally less than the guaranteed maximum rates. Any change in the cost of insurance rates will apply to all persons of the same age, sex and premium class whose Policies have been in force the same length of time.



    The cost of insurance rates generally increase as the Joint Insureds' Joint Equal Attained Age increases. The premium class of the Joint Insureds also will affect the cost of insurance rate. The Company currently places Joint Insureds into a standard premium class or into premium classes involving a higher mortality risk. In an otherwise identical Policy, Joint Insureds in the standard premium class will have a lower cost of insurance rate than those in premium classes involving higher mortality risk. The standard premium class is also divided into two categories: tobacco and non-tobacco. (The Company may offer preferred classes in addition to the standard tobacco and non-tobacco classes.) Non-tobacco-using Joint Insureds will generally have a lower cost of insurance rate than similarly situated Joint Insureds who use tobacco.


    We determine the cost of insurance rate separately for the initial Specified Amount and for the amount of any increase in Specified Amount. In calculating the cost of insurance charge, we apply the rate for the premium class on the Policy Date to the net amount at risk for the initial Specified Amount; for each increase in Specified Amount, we use the rate for the premium class applicable to the increase. However, if we calculate the death benefit as the Accumulated Value times the specified amount factor, we will use the rate for the premium class for the most recent increase that required evidence of insurability for the amount of death benefit in excess of the total Specified Amount.

    ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See "GENERAL
    PROVISIONS--Additional Insurance Benefits.")


    MONTHLY POLICY EXPENSE CHARGES. We have primary responsibility for the administration of the Policy and the Variable Account. Administrative expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash withdrawals, surrenders and Policy changes, and reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Variable Account, we assess a $10 monthly administrative charge against each Policy. We guarantee this charge will not exceed $14 per Policy Month. We also apply a charge of $0.03 per $1,000 of Specified Amount against each Policy. We guarantee this charge will not exceed $0.05 per $1,000 of Specified Amount.



    FIRST YEAR MONTHLY ADMINISTRATIVE CHARGE. We deduct monthly administrative charges from Accumulated Value as part of the monthly deduction during the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount. The charge will compensate us for first year underwriting, processing and start-up expenses incurred in connection with the Policy and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Joint Insureds' premium class, and establishing policy records. The first year monthly administrative charge is $0.10 per $1,000 of Specified Amount or increase in Specified Amount. We guarantee this charge will not exceed $0.14 per $1,000 of Specified Amount.



    FIRST YEAR MONTHLY EXPENSE CHARGE. We will deduct a monthly expense charge of $10 from Accumulated Value during the first twelve Policy Months. We guarantee this charge will not exceed $14 per Policy Month.

--------------------------------------------------------------------------------

TRANSFER CHARGE

    We may impose a transfer charge of $25 for the second and each subsequent transfer during a Policy Year to compensate us for the costs in making the transfer.

        - Unless paid in cash, we will deduct the transfer charge from the amount transferred.

        - Once we issue a Policy, we will not increase this charge for the life of the Policy.

        - We will not impose a transfer charge on transfers that occur as a result of Policy Loans, the exercise of the special transfer privilege or the initial allocation of Accumulated Value among the Subaccounts and the Declared Interest Option following acceptance of the Policy by the Policyowner.

    Currently there is no charge for changing the net premium allocation instructions.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWAL FEE

    Upon partial withdrawal of a Policy, we assess a charge equal to the lesser of $25 or 2% of the amount withdrawn to compensate us for costs incurred in accomplishing the withdrawal. We deduct this fee from Accumulated Value.
--------------------------------------------------------------------------------

SURRENDER CHARGE


    We apply a Surrender Charge during the first ten Policy Years, as well as during the first ten years following an increase in Specified Amount. This charge is an amount per $1,000 of Specified Amount which declines to $0 in the eleventh year and varies by Joint Equal Age, underwriting category and Policy Year. We have listed below the maximum Surrender Charge for select ages in various underwriting categories in the first Policy Year.

ISSUE AGE   NON-TOBACCO        TOBACCO          COMBINED
   30          13.67            15.00             14.23
   50          24.28            27.59             25.68
   70          54.10            53.81             53.97


    The Surrender Charge is level within each Policy Year. (See "APPENDIX C -- Maximum Surrender Charges.")


    We reserve the right to waive the Surrender Charge after the first Policy Year if either Joint Insured is terminally ill or stays in a qualified nursing care center for 90 days.

--------------------------------------------------------------------------------

VARIABLE ACCOUNT CHARGES


    MORTALITY AND EXPENSE RISK CHARGE. We deduct a daily mortality and expense risk charge from each Subaccount at an effective annual rate of .90% of the average daily net assets of the Subaccounts. We guarantee this charge will not exceed 1.05% of the average daily net assets of the Subaccounts. We may realize a profit from this charge and may use such profit for any lawful purpose, including payment of our distribution expenses.

    The mortality risk we assume is that Joint Insureds may die sooner than anticipated and therefore, we may pay an aggregate amount of life insurance proceeds greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.


    FEDERAL TAXES. Currently no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. We may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Account may also be made. (See "FEDERAL TAX MATTERS--Taxation of the Company.")

    INVESTMENT OPTION EXPENSES. The value of net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The investment advisory fee and other expenses applicable to each Investment Option are listed in the "SUMMARY OF THE POLICY" and described in the prospectus for each Fund's Investment Option.

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------


    You may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. Because of exemptive and exclusionary provisions, we have not registered interests in the Declared Interest Option under the Securities Act of 1933 and we have not registered the Declared Interest Option as an investment company under the Investment Company Act of 1940. Accordingly, neither the Declared Interest Option nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Declared Interest Option. Disclosures regarding the Declared Interest Option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Please refer to the Policy for complete details regarding the Declared Interest Option.

--------------------------------------------------------------------------------

GENERAL DESCRIPTION

    Our General Account supports the Declared Interest Option. The General Account consists of all assets we own other than those in the Variable Account and other separate accounts. Subject to applicable law, we have sole discretion over the investment of the General Account's assets.


    You may elect to allocate Net Premiums to the Declared Interest Option, the Variable Account, or both. You may also transfer Accumulated Value from the Subaccounts to the Declared Interest Option, or from the Declared Interest Option to the Subaccounts. Allocating or transferring funds to the Declared Interest Option does not entitle you to share in the investment experience of the General Account. Instead, we guarantee that Accumulated Value in the Declared Interest Option will accrue interest at an effective annual rate of at least 4%, independent of the actual investment experience of the General Account.

--------------------------------------------------------------------------------

DECLARED INTEREST OPTION ACCUMULATED VALUE


    Net premiums allocated to the Declared Interest Option are credited to the Policy. The Company bears the full investment risk for these amounts. We guarantee that interest credited to each Policyowner's Accumulated Value in the Declared Interest Option will not be less than an effective annual rate of 4%. The Company may, in its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4% per year, and might not do so. Any interest credited on the Policy's Accumulated Value in the Declared Interest Option in excess of the guaranteed rate of 4% per year will be determined in the sole discretion of the Company and may be changed at any time by the Company, in its sole discretion. The Policyowner assumes the risk that the interest credited may not exceed the guaranteed minimum rate of 4% per year. The interest credited to the Policy's Accumulated Value in the Declared Interest Option that equals Policy Debt may be greater than 4%, but will in no event be greater than the current effective loan interest rate minus no more than 3%. From time to time, we may allow a loan spread of 0% on the gain in a Policy in effect a minimum of 10 years. The Accumulated Value in the Declared Interest Option will be calculated no less frequently than each Monthly Deduction Day.



    The Company guarantees that, at any time prior to the Maturity Date, the Accumulated Value in the Declared Interest Option will not be less than the amount of the Net Premiums allocated or Accumulated Value transferred to the Declared Interest Option, plus interest at the rate of 4% per year, plus any excess interest which we credit, less the sum of all policy charges allocable to the Declared Interest Option and any amounts deducted from the Declared Interest Option in connection with partial surrenders or transfers to the Variable Account.

--------------------------------------------------------------------------------

TRANSFERS, PARTIAL WITHDRAWALS, SURRENDERS AND POLICY LOANS

    You may transfer amounts between the Subaccounts and the Declared Interest Option. However, only one transfer between the Variable Account and the Declared Interest Option is permitted in each Policy Year. We may impose a transfer charge of $25 in connection with the transfer unless such transfer is the first transfer requested by the Policyowner during such Policy Year. Unless you submit the transfer charge in cash with your request, we will deduct the charge from the amount transferred. No more than 50% of the Net Accumulated Value in the Declared Interest Option may be transferred from the Declared Interest Option unless the balance in the Declared Interest Option immediately after the transfer will be less than $1,000. If the balance in the Declared Interest Option after a transfer would be less than $1,000, you may transfer the full Net Accumulated Value in the Declared Interest Option. A Policyowner may also make surrenders and obtain Policy Loans from the Declared Interest Option at any time prior to the Policy's Maturity Date.


    We may delay transfers, partial withdrawals and surrenders from, and payments of Policy Loans allocated to, the Declared Interest Option for up to six months. Surrenders and partial withdrawals will have tax consequences (see "FEDERAL TAX MATTERS").


--------------------------------------------------------------------------------

GENERAL PROVISIONS
--------------------------------------------------------------------------------

THE CONTRACT


    We issue the Policy in consideration of the statements in the application and the payment of the initial premium. The Policy, the application, any supplemental applications and endorsements or additional benefit riders or agreements make up the entire contract. In the absence of fraud, we will treat the statements made in an application or supplemental application as representations and not as warranties. We will not use any statement to void the Policy or in defense of a claim unless the statement is contained in the application or any supplemental application.

--------------------------------------------------------------------------------

INCONTESTABILITY


    The Policy is incontestable, except for fraudulent statements made in the application or supplemental applications, after it has been in force during the lifetimes of the Joint Insureds for two years from the Policy Date or date of reinstatement. Any increase in Specified Amount will be incontestable only after it has been in force during the lifetimes of the Joint Insureds for two years from the effective date of the increase.

--------------------------------------------------------------------------------

CHANGE OF PROVISIONS


    We reserve the right to change the Policy, in the event of future changes in the federal tax law, to the extent required to maintain the Policy's qualification as life insurance under federal tax law.


    Except as provided in the foregoing paragraph, no one can change any part of the Policy except the Policyowner and the President, a Vice President, the Secretary or an Assistant Secretary of the

    Company. Both must agree to any change and such change must be in writing. No agent may change the Policy or waive any of its provisions.
--------------------------------------------------------------------------------

MISSTATEMENT OF AGE OR SEX


    If either Joint Insureds' age or sex was misstated in the application, we will adjust each benefit and any amount to be paid under the Policy to reflect the correct age and sex.

--------------------------------------------------------------------------------

SUICIDE EXCLUSION


    If the Policy is in force and the surviving Joint Insured commits suicide, while sane or insane, within one year from the Policy Date, we will limit life insurance proceeds payable under the Policy to all premiums paid, reduced by any outstanding Policy Debt and any partial withdrawals, and increased by any unearned loan interest. If the Policy is in force and the surviving Joint Insured commits suicide, while sane or insane, within one year from the effective date of any increase in Specified Amount, we will not pay any increase in the death benefit resulting from the requested increase in Specified Amount. Instead, we will refund to the Policyowner an amount equal to the total cost of insurance applied to the increase.

--------------------------------------------------------------------------------

ANNUAL REPORT

    At least once each year, we will send an annual report to each Policyowner. The report will show

        -   the current death benefit,

        - the Accumulated Value in each Subaccount and in the Declared Interest Option,

        -   outstanding Policy Debt, and


        - premiums paid, partial withdrawals made and charges assessed since the last report.


    The report will also include any other information required by state law or regulation. Further, the Company will send the Policyowner the reports required by the Investment Company Act of 1940.
--------------------------------------------------------------------------------

NON-PARTICIPATION

    The Policy does not participate in the Company's profits or surplus earnings. No dividends are payable.
--------------------------------------------------------------------------------

OWNERSHIP OF ASSETS

    The Company shall have the exclusive and absolute ownership and control over assets, including the assets of the Variable Account.
--------------------------------------------------------------------------------

WRITTEN NOTICE


    You should send any written notice to the Company at our Home Office. The notice should include the policy number and the Joint Insureds' full names. Any notice we send to a Policyowner will be sent to the address shown in the application unless you filed an appropriate address change form with the Company.

--------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS


    The Company will usually mail the proceeds of complete surrenders, partial withdrawals and Policy Loans within seven days after we receive your signed request at our Home Office. We will usually mail death proceeds within seven days after receipt of Due Proof of Death and maturity benefits within seven days of the Maturity Date. However, we may postpone payment of any amount upon a partial withdrawal from or surrender of a Policy, payment of any Policy Loan, and payment of death proceeds or benefits at maturity whenever:


        - the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;

        - the Securities and Exchange Commission by order permits postponement for the protection of Policyowners; or

        - an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

    We also may postpone transfers under these circumstances.

    Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.
--------------------------------------------------------------------------------

CONTINUANCE OF INSURANCE

    The insurance under a Policy will continue until the earlier of:

        - the end of the Grace Period following the Monthly Deduction Day on which the Net Accumulated Value during the first three Policy Years, or Net Surrender Value after three Policy Years, is less than the monthly deduction for the following Policy Month;

        - the date the Policyowner surrenders the Policy for its entire Net Accumulated Value;


        -  the last death of the Joint Insureds; or


        -  the Maturity Date.

    Any rider to a Policy will terminate on the date specified in the rider.
--------------------------------------------------------------------------------

OWNERSHIP


    The Policy belongs to the Policyowner. The original Policyowner is the person named as owner in the application. If there is more than one owner, the Policy will be owned jointly with right of survivorship. Ownership of the Policy may change according to the ownership option selected as part of the original application or by a subsequent endorsement to the Policy. During the Joint Insureds' lifetimes, all rights granted by the Policy belong to the Policyowner, except as otherwise provided for in the Policy.



    Special ownership rules may apply if the Joint Insureds are under legal age (as defined by state law in the state in which the Policy is delivered) on the Policy Date.


    The Policyowner may assign the Policy as collateral security. The Company assumes no responsibility for the validity or effect of any collateral assignment of the Policy. No assignment will bind us unless in writing and until we receive notice of the assignment at the Home Office. The assignment is subject to any payment or action we may have taken before we received notice of the assignment at the Home Office. Assigning the Policy may have federal income tax consequences. [See "FEDERAL TAX MATTERS."]
--------------------------------------------------------------------------------

THE BENEFICIARY

    The Policyowner designates the primary Beneficiaries and contingent Beneficiaries in the application. If changed, the primary Beneficiary or contingent Beneficiary is as shown in the latest change filed with the Company. One or more primary or contingent Beneficiaries may be named in the application. In such case, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless requested otherwise by the Policyowner.

    Unless a payment option is chosen, we will pay the proceeds payable at the last Joint Insured's death in a lump sum to the primary Beneficiary. If the primary Beneficiary dies before the last Joint Insured, we will pay the proceeds to the contingent Beneficiary. If no Beneficiary survives the Insured, we will pay the proceeds to the Policyowner or the Policyowner's estate.

--------------------------------------------------------------------------------

CHANGING THE POLICYOWNER OR BENEFICIARY


    During the Joint Insureds' lives, the Policyowner and the Beneficiary may be changed. To make a change, you must send a written request to us at our Home Office. The request and the change must be in a form satisfactory to the Company and we must actually receive and record the request. The change will take effect as of the date you sign the request and will be subject to any payment made before we recorded the change. We may require return of the Policy for endorsement.

--------------------------------------------------------------------------------

ADDITIONAL INSURANCE BENEFITS

    Subject to certain requirements, you may add one or more of the following additional insurance benefits to a Policy by rider:


        -  Last Survivor Universal Cost of Living Increase;



        -  Universal Term Life Insurance; and



        -  Estate Protector 4-Year Non-Renewable Last Survivor Term.



    We will deduct the cost of any additional insurance benefits as part of the monthly deduction. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") You may obtain detailed information concerning available riders, and their suitability for inclusion to your Policy, from the registered representative selling the Policy.

--------------------------------------------------------------------------------


POLICY SPLIT OPTION



    You may split the Policy into two single-life policies, one on each of the Joint Insureds, upon the occurrence of the following events:



        - divorce or annulment with respect to the marriage of the Joint Insureds, or



        - certain changes in the Federal Estate Tax Law resulting in reductions in the Unlimited Martial Deduction, the Federal Unified Credit or the Federal Estate Tax.



    You may elect this option subject to the following provisions:



        - you must provide us with written notification within 90 days after the effective date of one of the events listed above;



        - each new policy will be issued for no more than one-half the Specified Amount of this Policy;



        - the Net Surrender Value will be divided and allocated in proportion to the Specified Amount of each new policy;



        - the Beneficiary of this Policy will be the beneficiary of each new policy;



        - if the Joint Insureds are the owners of this Policy, each will be the owner of their new policy; if the Joint Insureds are not the owners of this Policy, then the owners will be the owners of each new policy (in this case, there will be a taxable event);



        - the new policies will be issued based on the age and premium class for each Joint Insured on the effective date of the election of this option;



        - the new policies must fit our single-life issue limits in effect at the time you elect the option. The new policies will be subject to the same charges as those in effect for regularly underwritten polices;



        - this option will not be available after the date of first death of the Joint Insureds;

        - the two single-life policies may be any permanent single life policies currently offered by the Company at the time this option is elected; and



        -  any assignments of this Policy will apply to each new policy.



     Please consult your registered representative for more information on this option.


--------------------------------------------------------------------------------

DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------

    The Policies will be sold by individuals who in addition to being licensed as life insurance agents for the Company, are also registered representatives of the principal underwriter of the Policies, EquiTrust Marketing Services, LLC ("EquiTrust Marketing"), a broker-dealer having a selling agreement with EquiTrust Marketing or a broker-dealer having a selling agreement with such broker-dealer. EquiTrust Marketing, a corporation organized on May 7, 1970, under the laws of the State of Delaware, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.


    The maximum sales commission payable to broker-dealers will be 115% of premiums up to the first-year Target Premium and 3% of excess premium in the first year and renewal premiums. These commissions (and other distribution expenses, such as production incentive bonuses, agent's insurance and pensions benefits, agency management compensation and bonuses and expense allowances) are paid by the Company. They do not result in any additional charges against the Policy that are not described above under "CHARGES AND DEDUCTIONS."


--------------------------------------------------------------------------------

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

INTRODUCTION

    The following summary provides a general description of the Federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.
--------------------------------------------------------------------------------

TAX STATUS OF THE POLICY


    In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited especially with regard to policies issued on joint lives. While, we believe that it is reasonable to conclude that a Policy should satisfy the applicable requirements of the Code, certain features of the Policy are not addressed in the relevant authorities. For example, the relevant authorities do not address the Policy's use of Joint Equal Age calculations to test for compliance with the requirements of the Code. If it is subsequently determined that a Policy does not satisfy the applicable requirements to be treated as a life insurance contract, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to modify the Policy as necessary in order to do so.


    In certain circumstances, owners of variable life insurance policies have been considered for Federal income tax purposes to be the owners of the assets of variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Policy, such as the flexibility to allocate premium payments and Accumulated Values, have not been explicitly addressed in published rulings.

    While we believe that the Policy does not give the Policyowner investment control over Variable Account assets, we reserve the right to modify the Policy as necessary to prevent the Policyowner from being treated as the owner of the Variable Account assets supporting the Policy.

    In addition, the Code requires that the investments of the Subaccounts be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal income tax purposes. It is intended that the Subaccounts, through the funds, will satisfy these diversification requirements.

    THE FOLLOWING DISCUSSION ASSUMES THAT THE POLICY WILL QUALIFY AS A LIFE INSURANCE CONTRACT FOR FEDERAL INCOME TAX PURPOSES.
--------------------------------------------------------------------------------

TAX TREATMENT OF POLICY BENEFITS

    IN GENERAL. The Company believes that the death benefit under a Policy should be excludible from the gross income of the beneficiary. Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each Policyowner or beneficiary. A tax adviser should be consulted on these consequences.

    Generally, a Policyowner will not be deemed to be in constructive receipt of the Accumulated Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "modified endowment contract."


    MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policy as to premium payments and benefits, the individual circumstances of each Policy will determine whether it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premium payments made during the first seven Policy years. Certain changes in a Policy after it is issued (including a reduction in benefits anytime after issuance) could also cause it to be classified as a modified endowment contract. You should consult with a competent tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a modified endowment contract.


    DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT
    CONTRACTS. Policies classified as modified endowment contracts are subject to the following tax rules:

        (1) All distributions other than death benefits from a modified endowment contract, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policyowner's investment in the Policy only after all gain has been distributed.

        (2) Loans taken from or secured by a Policy classified as a modified endowment contract are treated as distributions and taxed accordingly.

        (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policyowner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's beneficiary or designated beneficiary.

    DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a modified endowment contract are generally treated first as a recovery of the Policyowner's investment in the Policy, and only after the recovery of all investment in the Policy, as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.


    Loans from or secured by a Policy that is not a modified endowment contract will generally not be treated as taxable distributions. However, the tax treatment of loans available after the tenth Policy Year where there is a minimal spread between the interest rate charged and the interest rate credited on the loaned amount is unclear. You should consult a tax adviser before taking out such a loan.


    Finally, neither distributions from, nor loans from or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

    INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

    POLICY LOAN INTEREST. In general, interest on a Policy Loan will not be deductible.

    MULTIPLE POLICIES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the Policyowner's income when a taxable distribution occurs.

    ACCELERATED DEATH BENEFITS. The Company believes that for federal income tax purposes, an accelerated death benefit payment received under an accelerated death benefit endorsement should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the insured under the Policy. However, you should consult a qualified tax adviser about the consequences of adding this Endorsement to a Policy or requesting an accelerated death benefit payment under this Endorsement.

    EXCHANGES. The Company believes that an exchange of a fixed-benefit policy issued by the Company for a Policy as provided under "THE POLICY--Exchange Privilege" generally should be treated as a non-taxable exchange of life insurance policies within the meaning of section 1035 of the Code. However, in certain circumstances, the exchanging owner may receive a cash distribution that might have to be recognized as income to the extent there was gain in the fixed-benefit policy. Moreover, to the extent a fixed-benefit policy with an outstanding loan is exchanged for an unencumbered Policy, the exchanging owner could recognize income at the time of the exchange up to an amount of such loan (including any due and unpaid interest on such loan). An exchanging Policyowner should consult a tax adviser as to whether an exchange of a fixed-benefit policy for the Policy will have adverse tax consequences.


    POLICY SPLIT OPTION. The policy split option permits a Policy to be split into two single life insurance policies. It is not clear whether exercising the policy split option will be treated as a taxable transaction or whether the individual policies that result would be modified endowment contracts. Consult a tax adviser before exercising the policy split option.


    OTHER POLICYOWNER TAX MATTERS. Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.
--------------------------------------------------------------------------------

POSSIBLE TAX LAW CHANGES

    Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

--------------------------------------------------------------------------------

TAXATION OF THE COMPANY

    At the present time, the Company makes no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the Variable Account or to the policies. The Company reserves the right to charge the Subaccounts of the Variable Account for any future taxes or economic burden the Company may incur.
--------------------------------------------------------------------------------

EMPLOYMENT-RELATED BENEFIT PLANS

    The Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policy described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

--------------------------------------------------------------------------------

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS


    The Company holds the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the General Account. We maintain records of all purchases and redemptions of shares by each Investment Option for each corresponding Subaccount. Additional protection for the assets of the Variable Account is afforded by a blanket fidelity bond issued by Chubb Insurance Group in the amount of $5,000,000 covering all the officers and employees of the Company.

--------------------------------------------------------------------------------

VOTING RIGHTS


    To the extent required by law, the Company will vote the Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and, as a result, we determine that it is permitted to vote the Fund shares in its own right, we may elect to do so.



    The number of votes which a Policyowner has the right to instruct are calculated separately for each Subaccount and are determined by dividing a Policy's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Investment Option in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Investment Option which you have the right to instruct will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at such meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by each Fund. Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Investment Option.


    The Company will vote Fund shares attributable to Policies as to which no timely instructions are received (as well as any Fund shares held in the Variable Account which are not attributable to Policies) in proportion to the voting instructions which are received with respect to all Policies participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast on a matter.

    Fund shares may also be held by separate accounts of other affiliated and unaffiliated insurance companies. The Company expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurance companies. Voting instructions given by owners of other insurance policies will dilute the effect of voting instructions of Policyowners.

    DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of an Investment Option or to approve or disapprove an investment advisory contract for an Investment Option. In addition, the Company itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of an Investment Option if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on the General Account in that the proposed investment policy for an Investment Option may result in overly speculative or unsound investments. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.
--------------------------------------------------------------------------------

STATE REGULATION OF THE COMPANY

    The Company, a stock life insurance company organized under the laws of Iowa, is subject to regulation by the Iowa Insurance Department. An annual statement is filed with the Iowa Insurance Department on or before March lst of each year covering the operations and reporting on the financial condition of the Company as of December 31st of the preceding year. Periodically, the Iowa Insurance Department examines the liabilities and reserves of the Company and the Variable Account and certifies their adequacy, and a full examination of operations is conducted periodically by the National Association of Insurance Commissioners.

    In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.


    One hundred percent of our outstanding voting shares are owned by Farm Bureau Life Insurance Company which is 100% owned by FBL Financial Group, Inc. At December 31, 1999, Iowa Farm Bureau Federation owned 56.47% of the outstanding voting shares of FBL Financial Group, Inc.


    Iowa Farm Bureau Federation is an Iowa not-for-profit corporation, the members of which are county Farm Bureau organizations and their individual members. Iowa Farm Bureau Federation is primarily engaged, through various divisions and subsidiaries, in the formulation, analysis and promotion of programs (at local, state, national and international levels) that are designed to foster the educational, social and economic advancement of its members. The principal offices of Iowa Farm Bureau Federation are at 5400 University Avenue, West Des Moines, Iowa 50266.

--------------------------------------------------------------------------------

OFFICERS AND DIRECTORS OF EQUITRUST LIFE INSURANCE COMPANY

    The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West Des Moines, Iowa 50266. The principal occupation shown reflects the principal employment of each individual during the past five years.

      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
Edward M. Wiederstein           Farmer; Chairman and Director, FBL Financial Group, Inc.; President
President and Director            and Director, Iowa Farm Bureau Federation, FBL Insurance
                                  Brokerage, Inc., Farm Bureau Mutual Insurance Company, Utah Farm
                                  Bureau Insurance Company, FBL Financial Services, Inc., Universal
                                  Assurors Life Insurance Company and Farm Bureau Agricultural
                                  Business Corporation; Director, Multi-Pig Corporation, Western
                                  Agricultural Insurance Company, Western Ag Insurance
                                  Agency, Inc., Western Farm Bureau Life Insurance Company and
                                  American Ag Insurance Company
Richard D. Harris               Senior Vice President and Secretary-Treasurer, Farm Bureau Mutual
Senior Vice President,            Insurance Company, FBL Insurance Brokerage, Inc., Universal
Secretary-Treasurer and           Assurors Life Insurance Company, Utah Farm Bureau Insurance
Director                          Company, Western Farm Bureau Life Insurance Company, FBL Financial
                                  Services, Inc. and FBL Financial Group, Inc.; Senior Vice
                                  President and Assistant Secretary-Treasurer, South Dakota Farm
                                  Bureau Mutual Insurance Company
Stephen M. Morain               Senior Vice President, General Counsel and Management Director, FBL
Senior Vice President, General    Financial Group, Inc.
Counsel and Director
Thomas R. Gibson                Chief Executive Officer and Management Director, FBL Financial
Chief Executive Officer and       Group, Inc.
Director
William J. Oddy                 Chief Operating Officer, FBL Financial Group, Inc.
Executive Vice President,
General Manager and Director
Timothy J. Hoffman              Vice President, Chief Property/Casualty Officer, FBL Financial
Vice President and Director       Group, Inc.
James W. Noyce                  Chief Financial Officer, FBL Financial Group, Inc.
Chief Financial Officer and
Director
Barbara J. Moore                Vice President-Market Development, FBL Financial Group, Inc.
Vice President
JoAnn W. Rumelhart              Vice President-Life Operations, FBL Financial Group, Inc.
Vice President-Life Operations
John M. Paule                   Vice President-Corporate Administration, FBL Financial Group, Inc.
Vice President-Corporate
Administration
Lynn E. Wilson                  Vice President-Life Sales, FBL Financial Group, Inc.
Vice President-Life Sales

      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
F. Walter Tomenga               Vice President-Corporate Affairs and Marketing Services, FBL
Vice President - Corporate        Financial Group, Inc.
Affairs and Marketing Services
Robert L. Tatge                 Vice President-Property/Casualty Operations, FBL Financial
Vice President                    Group, Inc.
LouAnn Sandburg                 Vice President-Investments and Assistant Treasurer, FBL Financial
Vice President - Investments      Group, Inc.
and Assistant Treasurer
Thomas E. Burlingame            Vice President-Associate General Counsel, FBL Financial Group, Inc.
Vice President - Associate
General Counsel
Kathryn Coleson Horner          Accounting Vice President, FBL Financial Group, Inc.
Accounting Vice President
Dennis M. Marker                Investment Vice President, Administration, FBL Financial Group, Inc.
Investment Vice President,
Administration
Paul Grinvalds                  Variable Operations Vice President, Appointed Actuary, FBL Financial
Variable Operations Vice          Group, Inc.
President
James P. Brannen                Controller and Vice President, FBL Financial Group, Inc.
Controller and Vice President
Christopher G. Daniels          Life Product Development and Pricing Vice President, FBL Financial
Life Product Development and      Group, Inc.
Pricing Vice President
Don Seibel                      GAAP Accounting Vice President, FBL Financial Group, Inc.
GAAP Accounting Vice President
James E. McCarthy               Trust Sales Vice President, FBL Financial Group, Inc.
Trust Sales Vice President
James M. Mincks                 Human Resources Vice President, FBL Financial Group, Inc.
Human Resources Vice President
Scott Shuck                     Marketing Services Vice President, FBL Financial Group, Inc.
Marketing Services Vice
President
Jim Streck                      Traditional Operations Vice President, FBL Financial Group, Inc.
Traditional Operations Vice
President
Blake D. Weber                  Sales Services Vice President, FBL Financial Group, Inc.
Sales Services Vice President

--------------------------------------------------------------------------------

LEGAL MATTERS

    Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to federal securities laws applicable to the issuance of the flexible premium variable life insurance policy described in this Prospectus. All matters of Iowa law pertaining to the Policy, including the validity of the Policy and the Company's right to issue the Policy under Iowa Insurance Law, have been passed upon by Stephen M. Morain, Senior Vice President and General Counsel of the Company.
--------------------------------------------------------------------------------

LEGAL PROCEEDINGS


    The Company, like other insurance companies, is involved in lawsuits. Currently, there are no class action lawsuits naming us as a defendant or involving the Variable Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.

--------------------------------------------------------------------------------

EXPERTS


    The financial statements of the Variable Account at December 31, 1999 and for the period from October 22, 1998 (date operations commenced) through December 31, 1999, and the statutory-basis financial statements of the Company at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.



    Actuarial matters included in this Prospectus have been examined by Christopher G. Daniels, FSA, MAAA, Life Product Development and Pricing Vice President, as stated in the opinion filed as an exhibit to the registration statement.

--------------------------------------------------------------------------------

OTHER INFORMATION

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Variable Account, the Company and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    The Variable Account's statement of net assets as of December 31, 1999 and the related statements of operations and changes in net assets for the period from October 22, 1998 (date operations commenced) through December 31, 1998, and the statutory-basis balance sheets of the Company at December 31, 1999 and 1998 and the related statutory-basis statements of operations, changes in net worth and cash flow for each of the three years in the period ended December 31, 1999, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein. This Policy was not offered through the Variable Account prior to May 1, 2000.



                  [Financial Statements to be filed by amendment.]

--------------------------------------------------------------------------------

APPENDIX A
--------------------------------------------------------------------------------

ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATED VALUES

    The following tables illustrate how the death benefits, Accumulated Values and Surrender Values of a Policy may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the Investment Options equivalent to constant gross annual rates of 0%, 4%, 8% and 12%. The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Policyowner. Also, values would be different from those shown if the gross annual investment returns averaged 0%, 4%, 8% and 12% over a period of years but fluctuated above and below those averages for individual Policy Years.


    The amounts shown are as of the end of each Policy Year. The tables assume that the assets in the Investment Options are subject to an annual expense
    ratio of     % of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the Investment Options available under the Policy for the last fiscal year and takes into account current expense reimbursement arrangements. The fees and expenses of each Investment Option vary, and in 1999 the total fees and expenses ranged from
    an annual rate of     % to an annual rate of     % of average daily net
    assets. For information on Investment Option expenses, see "SUMMARY AND DIAGRAM OF THE POLICY" and the prospectuses for the Investment Options.



    The tables reflect deduction of the premium expense charge, the monthly Policy expenses charge, the first-year monthly administrative charge, the first-year monthly expense charge, the daily charge for the Company's assumption of mortality and expense risks, and cost of insurance charges for the hypothetical Joint Insureds. The surrender values illustrated in the tables also reflect deduction of applicable surrender charges. The current charges and the higher guaranteed maximum charges the Company may charge are reflected in separate tables on each of the following pages.



    Applying the current charges and the average Investment Option fees and
    expenses of     % of average net assets, the gross annual rates of
    investment return of 0%, 4%, 8% and 12% would produce net annual rates of
    return of     %,     %,     % and      %, respectively, on a guaranteed
    basis, and      %,     %,     % and      %, respectively, on a current
    basis.


    The hypothetical values shown in the tables do not reflect any charges for federal income taxes against the Variable Account since the Company is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 4%, 8% or 12% by an amount sufficient to cover tax charges in order to produce the death benefits and Accumulated Values illustrated. (See "FEDERAL TAX MATTERS--Taxation of the Company.")


    The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account and if no Policy Loans have been made. The tables are also based on the assumptions that the Policyowner has not requested an increase or decrease in Specified Amount, and that no partial withdrawals or transfers have been made.


    For comparative purposes, the second column of each table shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest at 5% compounded annually.

                                      *  *  *


    Upon request, the Company will provide a comparable illustration based upon the proposed Joint Insureds' age, sex and premium class, the Specified Amount or premium requested, and the proposed frequency of premium payments.


    [UPDATED ILLUSTRATIONS TO BE FILED BY AMENDMENT.]

--------------------------------------------------------------------------------

APPENDIX B
--------------------------------------------------------------------------------

DEATH BENEFIT OPTIONS


        OPTION A EXAMPLE. For purposes of this example, assume that the Joint Insureds' Joint Equal Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option A, a Policy with a Specified Amount of $50,000 will generally provide a death benefit of $50,000 plus Accumulated Value. Thus, for example, a Policy with a Accumulated Value of $5,000 will have a death benefit of $55,000 ($50,000 + $5,000); a Accumulated Value of $10,000 will provide a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least 2.50 multiplied by the Accumulated Value. As a result, if the Accumulated Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Accumulated Value. Each additional dollar of Accumulated Value above $33,333 will increase the death benefit by $2.50. A Policy with a Specified Amount of $50,000 and a Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); a Accumulated Value of $60,000 will provide a death benefit of $150,000 ($60,000 x 2.50).


    Similarly, any time Accumulated Value exceeds $33,333, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $40,000 to $35,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $100,000 to $87,500. If at any time, however, Accumulated Value multiplied by the specified amount factor is less than the Specified Amount plus the Accumulated Value, then the death benefit will be the current Specified Amount plus Accumulated Value of the Policy.


    The specified amount factor becomes lower as the Joint Insureds' Joint Equal Attained Age increases. If the Joint Equal Attained Age of the Joint Insureds' in the example above were, for example, 50 (rather than under 40), the specified amount factor would be 1.85. The amount of the death benefit would be the sum of the Accumulated Value plus $50,000 unless the Accumulated Value exceeded $58,824 (rather than $33,333), and each dollar then added to or taken from the Accumulated Value would change the death benefit by $1.85 (rather than $2.50).



        OPTION B EXAMPLE. For purposes of this example, assume that the Joint Insureds' Joint Equal Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option B, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 2.50 multiplied by the Accumulated Value, any time the Accumulated Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Accumulated Value above $20,000 will increase the death benefit by $2.50. A Policy with a $50,000 Specified Amount and a Accumulated Value of $30,000 will provide death proceeds of $75,000 ($30,000 x 2.50); a Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); a Accumulated Value of $50,000 will provide a death benefit of $125,000 ($50,000 x 2.50).


    Similarly, so long as Accumulated Value exceeds $20,000, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $25,000 to $20,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $62,500 to $50,000. If at any time, however, the Accumulated Value multiplied by the specified amount factor is less than the Specified Amount, the death benefit will equal the current Specified Amount of the Policy.


    The specified amount factor becomes lower as the Joint Insureds' Joint Equal Attained Age increases. If the Joint Equal Attained Age of the Joint Insureds in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 1.85. The death proceeds would not exceed the $50,000 Specified Amount unless the Accumulated Value exceeded approximately $27,028 (rather than $20,000), and each dollar then added to or taken from the Accumulated Value would change the life insurance proceeds by $1.85 (rather than $2.50).



JOINT EQUAL
ATTAINED AGE           SPECIFIED AMOUNT FACTOR
40 or younger                   2.50
41                              2.43
42                              2.36
43                              2.29
44                              2.22
45                              2.15
46                              2.09
47                              2.03
48                              1.97
49                              1.91
50                              1.85
51                              1.78
52                              1.71
53                              1.64
54                              1.57
55                              1.50
56                              1.46
57                              1.42
58                              1.38
59                              1.34
60                              1.30
61                              1.28
62                              1.26
63                              1.24
64                              1.22
65                              1.20
66                              1.19
67                              1.18
68                              1.17
69                              1.16
70                              1.15
71                              1.13
72                              1.11
73                              1.09
74                              1.07
75 to 90                        1.05
91                              1.04
92                              1.03
93                              1.02
94 to 114                       1.01
115                             1.00

--------------------------------------------------------------------------------

APPENDIX C
--------------------------------------------------------------------------------

MAXIMUM SURRENDER CHARGES

    The chart below reflects the maximum surrender charge per $1,000 of Specified Amount for selected issue ages as policy years increase.


                      NON-TOBACCO
                                                                             POLICY YEAR
                      ISSUE AGE         1       2       3       4       5       6       7       8       9       10      11+
                      ---------------   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                      20                11.25   10.35    9.37    8.35    7.30    6.20    5.05    3.86    2.63    1.34    0.00
                      30                13.67   12.61   11.42   10.18    8.89    7.55    6.15    4.71    3.20    1.63    0.00
                      40                17.62   16.30   14.76   13.16   11.50    9.76    7.96    6.09    4.14    2.11    0.00
                      50                24.28   22.58   20.45   18.23   15.92   13.52   11.03    8.43    5.73    2.92    0.00
                      60                36.13   33.88   30.66   27.33   23.87   20.28   16.55   12.68    8.64    4.42    0.00
                      70                54.10   51.00   46.06   41.01   35.84   30.54   25.07   19.37   13.36    6.95    0.00
                      80                51.96   47.73   43.12   38.44   33.91   29.44   24.86   19.97   14.49    8.04    0.00

                      TOBACCO
                                                                             POLICY YEAR
                      ISSUE AGE         1       2       3       4       5       6       7       8       9       10      11+
                      ---------------   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                      20                12.10   11.14   10.09    8.99    7.86    6.67    5.44    4.16    2.83    1.44    0.00
                      30                15.00   13.84   12.53   11.17    9.76    8.29    6.76    5.17    3.51    1.79    0.00
                      40                19.74   18.29   16.56   14.76   12.90   10.95    8.93    6.83    4.64    2.37    0.00
                      50                27.59   25.71   23.28   20.75   18.12   15.40   12.56    9.61    6.54    3.34    0.00
                      60                41.03   38.50   34.83   31.04   27.12   23.06   18.85   14.47    9.89    5.08    0.00
                      70                53.81   50.57   45.64   40.67   35.62   30.45   25.11   19.51   13.55    7.10    0.00
                      80                51.77   47.50   42.93   38.42   34.07   29.74   25.27   20.42   14.91    8.31    0.00

                      COMBINED
                                                                             POLICY YEAR
                      ISSUE AGE         1       2       3       4       5       6       7       8       9       10      11+
                      ---------------   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                      20                11.61   10.69    9.68    8.63    7.53    6.40    5.22    3.99    2.71    1.38    0.00
                      30                14.23   13.13   11.89   10.60    9.26    7.86    6.41    4.90    3.33    1.70    0.00
                      40                18.52   17.14   15.52   13.84   12.09   10.26    8.37    6.40    4.35    2.22    0.00
                      50                25.68   23.91   21.65   19.30   16.85   14.32   11.68    8.93    6.07    3.10    0.00
                      60                38.26   35.88   32.47   28.94   25.28   21.49   17.55   13.45    9.17    4.70    0.00
                      70                53.97   50.81   45.87   40.85   35.74   30.49   25.08   19.42   13.44    7.01    0.00
                      80                51.87   47.62   43.02   38.42   33.98   29.58   25.05   20.18   14.69    8.16    0.00

                                    PART II
                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 REPRESENTATIONS PURSUANT TO SECTION 26(e)(2)A


EquiTrust Life Insurance Company represents that the aggregate charges under the Policies are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

A reconciliation and tie-in of information shown in the Prospectus with the items of Form N-8B-2.


The Prospectus consisting of 46 pages.


The undertaking to file reports.

The undertaking pursuant to Rule 484.


Representations pursuant to Section 26(e)(2)(A)


The signatures.


Written consents of the following persons:
    Stephen M. Morain, Esquire.
    Messrs. Sutherland Asbill & Brennan LLP.
    Ernst & Young LLP, Independent Auditors.
    Christopher G. Daniels, FSA, MSAA, Life Product Development and Pricing Vice President.


The following exhibits:


1.A.   1.   Certified Resolution of the Board of Directors of the Company
            establishing the Variable Account. (1)
       2.   None.
       3.   (a) Form of Principal Underwriting Agreement. (1)
            (b) Form of Sales Agreement. (1)
            (c) Form of Wholesaling Agreement. (1)
       4.   None.
       5.   *(a) Policy Form.
            (b) Application Form. (1)
       6.   (a) Articles of Incorporation of the Company. (1)
            (b) By-Laws of the Company. (1)
       7.   None.
       8.   None.
       9.   (a) Participation Agreement relating to EquiTrust Variable Insurance
                Series Fund. (1)
            (b) Participation Agreement relating to Dreyfus Variable Investment
                Fund. (1)
            (c) Participation Agreement relating to T. Rowe Price Equity Series,
            Inc. and T. Rowe Price International Series, Inc. (1)
      10.   Form of Application (see Exhibit 1.A.(5)(c) above.)
  2.  *Opinion and Consent of Stephen M. Morain.
  3.  None.
  4.  Not applicable.
  5.  Not applicable.
  6.  *Opinion and Consent of Christopher G. Daniels, FSA, MSAA, Life Product
      Development and Pricing Vice President.
  7.  (a) Consent of Ernst & Young LLP. (to be filed by amendment)
      (b) Consent of Messrs. Sutherland Asbill & Brennan LLP. (to be filed by amendment)
  8.  Memorandum describing the Company's conversion procedure (included in
      Exhibit 9 hereto). (1)
  9.  Revised Memorandum describing the Company's issuance, transfer and redemption procedures for the Policy. (to be filed by amendment)
 10.  Powers of Attorney. (1)


------------------------

*   Attached as an exhibit.


(1) Incorporated herein by reference to the initial filing of the Registration Statement on Form S-6 (File No. 333-62221) on August 25, 1998.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, EquiTrust Life Variable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 25th day of February, 2000.


                                          EquiTrust Life Insurance Company
                                          EquiTrust Life Variable Account

                                          By:      /s/ EDWARD M. WIEDERSTEIN
                                             -----------------------------------
                                                    Edward M. Wiederstein
                                                         PRESIDENT
                                              EquiTrust Life Insurance Company

                                          Attest:      /s/ RICHARD D. HARRIS
                                               ---------------------------------
                                                       Richard D. Harris
                                                  SENIOR VICE PRESIDENT AND
                                                   SECRETARY-TREASURER
                                               EquiTrust Life Insurance Company


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.



             SIGNATURE                         TITLE                  DATE
             ---------                         -----                  ----

     /s/ EDWARD M. WIEDERSTEIN       President & Director
-----------------------------------   [Principal Executive        February 25,
       Edward M. Wiederstein          Officer]                        2000

                                     Senior Vice President &
       /s/ RICHARD D. HARRIS          Secretary-Treasurer         February 25,
-----------------------------------   [Principal Financial            2000
         Richard D. Harris            Officer]

        /s/ JAMES W. NOYCE           Chief Financial Officer
-----------------------------------   [Principal Accounting       February 25,
          James W. Noyce              Officer]                        2000

-----------------------------------  Director                     February 25,
         Thomas R. Gibson*                                            2000

-----------------------------------  Director                     February 25,
        Timothy J. Hoffman*                                           2000

-----------------------------------  Director                     February 25,
        Stephen M. Morain*                                            2000

-----------------------------------  Director                     February 25,
         William J. Oddy*                                             2000



* By /s/ STEPHEN M. MORAIN
    -----------------------
      Stephen M. Morain
      Attorney-In-Fact,
      pursuant to Power of Attorney.